IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2018 and for the three-month period ended as of that date, presented comparatively

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 76, beginning on July 1st, 2018.

Legal address: 108 Bolívar St., 1st floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: August 7, 2017.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 578,676,460 shares.

Common Stock subscribed, issued and paid up (in millions of Ps.): 579.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 877 Moreno St., 23rd. floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate, agricultural, commercial and financial activities.

Direct and indirect interest of the Parent Company on the capital stock: 366,788,251 common shares.

Percentage of votes of the Parent Company (direct and indirect interest) on the shareholders’ equity: 63.74% (1).

Type of stock	CAPITAL STATUS
	Shares authorized for Public Offering (2)	Subscribed, issued and paid up (in millions of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	579

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	Securities Exchange Commission
CODM	Chief operating decision maker
CPF	Collective Promotion Funds
Condor	Condor Hospitality Trust Inc.
Cresud	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
ECLSA	E-Commerce Latina S.A.
Efanur	Efanur S.A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2018
HASA	Hoteles Argentinos S.A.
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum presumed income tax
NCN	Non-convertible Notes
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate LTD
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2018 and June 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	06.30.18
ASSETS
Non-current assets
Investment properties	8	225,746	162,726
Property, plant and equipment	9	19,402	13,403
Trading properties	10, 21	3,186	6,018
Intangible assets	11	17,400	12,297
Other assets		114	189
Investments in associates and joint ventures	7	34,122	24,650
Deferred income tax assets	18	406	380
Income tax and MPIT credit		415	415
Restricted assets	12	2,520	2,044
Trade and other receivables	13	11,637	8,142
Investments in financial assets	12	2,405	1,703
Financial assets held for sale	12	12,895	7,788
Total non-current assets		330,248	239,755
Current assets
Trading properties	10, 21	3,705	3,232
Inventories	21	880	630
Restricted assets	12	6,493	4,245
Income tax and MPIT credit		496	399
Group of assets held for sale	27	8,922	5,192
Trade and other receivables	13	21,125	14,947
Investments in financial assets	12	35,345	25,503
Financial assets held for sale	12	10,772	4,466
Derivative financial instruments	12	89	87
Cash and cash equivalents	12	70,788	37,317
Total current assets		158,615	96,018
TOTAL ASSETS		488,863	335,773
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to the parent (according to corresponding statement)		50,716	37,421
Non-controlling interest		52,274	37,120
TOTAL SHAREHOLDERS’ EQUITY		102,990	74,541
LIABILITIES
Non-current liabilities
Borrowings	16	263,765	181,046
Deferred income tax liabilities	18	33,312	26,197
Trade and other payables	15	2,138	3,484
Income tax and MPIT liabilities		27	-
Provisions	17	5,454	3,549
Employee benefits		159	110
Derivative financial instruments	12	61	24
Salaries and social security liabilities		94	66
Total non-current liabilities		305,010	214,476
Current liabilities
Trade and other payables	15	16,729	14,617
Borrowings	16	53,363	25,587
Provisions	17	1,536	1,053
Group of liabilities held for sale	27	6,118	3,243
Salaries and social security liabilities		2,281	1,553
Income tax and MPIT liabilities		615	522
Derivative financial instruments	12	221	181
Total current liabilities		80,863	46,756
TOTAL LIABILITIES		385,873	261,232
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		488,863	335,773

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
.. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Three month
	Note	09.30.18	09.30.17
Revenues	19	10,827	7,029
Costs	20, 21	(6,519)	(3,912)
Gross profit		4,308	3,117
Net gain from fair value adjustment of investment properties	8	16,012	3,360
General and administrative expenses	20	(1,241)	(793)
Selling expenses	20	(1,484)	(987)
Other operating results, net	22	321	103
Profit from operations		17,916	4,800
Share of profit of associates and joint ventures	7	436	393
Profit before financial results and income tax		18,352	5,193
Finance income	23	1,698	273
Finance costs	23	(14,146)	(4,888)
Other financial results	23	7,058	297
Financial results, net		(5,390)	(4,318)
Profit before income tax		12,962	875
Income tax expense	18	(1,832)	(1,152)
Profit / (loss) for the period from continuing operations		11,130	(277)
(Loss) / profit for the period from discontinued operations	28	(46)	351
Profit for the period		11,084	74
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		12,847	(179)
Share of other comprehensive income / (loss) of associates and joint ventures		4,345	(268)
Change in the fair value of hedging instruments net of income taxes		1	-
Other comprehensive income / (loss) for the period from continuing operations		17,193	(447)
Other comprehensive income / (loss) for the period from discontinued operations		674	(4)
Total other comprehensive income / (loss) for the period		17,867	(451)
Total comprehensive income / (loss) for the period		28,951	(377)

Total comprehensive income / (loss) from continuing operations		28,323	(724)
Total comprehensive income from discontinued operations		628	347
Total comprehensive income / (loss) for the period		28,951	(377)

Profit / (loss) for the period attributable to:
Equity holders of the parent		9,401	553
Non-controlling interest		1,683	(479)

Profit / (loss) from continuing operations attributable to:
Equity holders of the parent		9,440	422
Non-controlling interest		1,690	(699)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent		13,357	272
Non-controlling interest		15,594	(649)

Total comprehensive income / (loss) from continuing operations attributable to:
Equity holders of the parent		12,731	165
Non-controlling interest		15,592	(889)

Profit per share attributable to equity holders of the parent:
Basic		16.35	0.96
Diluted		16.24	0.96

Profit per share from continuing operations attributable to equity holders of the parent:
Basic		16.42	0.73
Diluted		16.30	0.73

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2018	575	4	123	793	19	143	2,751	2,111	30,902	37,421	37,120	74,541
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(73)	(73)	(3)	(76)
Restated balance as of July 1, 2018	575	4	123	793	19	143	2,751	2,111	30,829	37,348	37,117	74,465
Profit for the period	-	-	-	-	-	-	-	-	9,401	9,401	1,683	11,084
Other comprehensive income for the period	-	-	-	-	-	-	-	3,956	-	3,956	13,911	17,867
Total profit and other comprehensive income for the period	-	-	-	-	-	-	-	3,956	9,401	13,357	15,594	28,951
Shared-based compensation	-	-	-	-	-	-	-	-	-	-	1	1
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	(205)	(205)
Changes in non-controlling interest	-	-	-	-	-	-	-	11	-	11	(233)	(222)
Balance as of September 30, 2018	575	4	123	793	19	143	2,751	6,078	40,230	50,716	52,274	102,990

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
Group´s other reserves for the period ended September 30, 2018 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instrument	Revaluation surplus	Special reserve	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2018	(25)	(2,471)	79	494	1,960	14	45	2,081	(103)	37	2,111
Other comprehensive profit for the period	-	-	-	-	3,943	13	-	-	-	-	3,956
Total comprehensive loss for the period	-	-	-	-	3,943	13	-	-	-	-	3,956
Share-based compensation	1	-	(1)	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	11	-	-	-	-	-	-	-	-	11
Balance as of September 30, 2018	(24)	(2,460)	78	494	5,903	27	45	2,081	(103)	37	6,078

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month period ended September 30, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (1)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12 (2)	Other reserves (3)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of July 1, 2017	575	4	123	793	17	143	2,751	2,165	19,293	25,864	21,472	47,336
Profit / (loss) for the period	-	-	-	-	-	-	-	-	553	553	(479)	74
Other comprehensive loss for the period	-	-	-	-	-	-	-	(281)	-	(281)	(170)	(451)
Total profit / (loss) and other comprehensive income for the period	-	-	-	-	-	-	-	(281)	553	272	(649)	(377)
Issuance of capital	-	-	-	-	-	-	-	-	-	-	2	2
Shared-based compensation	-	-	-	-	-	-	-	1	-	1	18	19
Changes in non-controlling interest	-	-	-	-	-	-	-	(30)	-	(30)	(45)	(75)
Dividends distribution to non-controlling interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	1	1
Balance as of September 30, 2017	575	4	123	793	17	143	2,751	1,855	19,846	26,107	20,799	46,906

(1)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(2)
Related to CNV General Resolution N° 609/12.
(3)
Group’s other reserves for the period ended September 30, 2017 are comprised as follows:

	Cost of treasury stock	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Currency translation adjustment reserve	Hedging instruments	Reserve for defined contribution plans	Other reserves from subsidiaries	Total Other reserves
Balance as of July 1, 2017	(28)	186	78	494	1,394	19	(15)	37	2,165
Other comprehensive loss for the period	-	-	-	-	(239)	(4)	(38)	-	(281)
Total comprehensive loss for the period	-	-	-	-	(239)	(4)	(38)	-	(281)
Share-based compensation	-	-	1	-	-	-	-	-	1
Changes in non-controlling interest	-	(30)	-	-	-	-	-	-	(30)
Balance as of September 30, 2017	(28)	156	79	494	1,155	15	(53)	37	1,855

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Operating activities:
Net cash generated from continuing operating activities before income tax paid	14	3,303	2,393
Income tax and MPIT paid		(60)	(155)
Net cash generated from continuing operating activities		3,243	2,238
Net cash generated from discontinued operating activities		191	400
Net cash generated from operating activities		3,434	2,638
Investing activities:
Increase of interest in associates and joint ventures		(61)	(30)
Acquisition, improvements and advance payments for the development of investment properties		(1,172)	(621)
Cash incorporated by deconsolidation of subsidiary		33	-
Proceeds from sales of investment properties		7	26
Acquisitions and improvements of property, plant and equipment		(491)	(718)
Advanced payments		-	(106)
Acquisitions of intangible assets		(433)	(114)
Net increase of restricted deposits		(181)	(223)
Dividends collected from associates and joint ventures		90	76
Proceeds from sales of interest held in associates and joint ventures		389	-
Proceeds from loans granted		57	-
Acquisitions of investments in financial assets		(4,984)	(6,675)
Proceeds from disposal of investments in financial assets		7,640	3,477
Interest received from financial assets		183	54
Dividends received		125	22
Loans granted to related parties		(5)	(229)
Loans granted		-	(88)
Net cash generated from / (used in) continuing investing activities		1,197	(5,149)
Net cash used in discontinued investing activities		(119)	(379)
Net cash generated from / (used in) in investing activities		1,078	(5,528)
Financing activities:
Borrowings and issuance of non-convertible notes		14,383	4,803
Payment of borrowings and non-convertible notes		(2,830)	(1,326)
Obtention of short term loans, net		671	375
Interests paid		(1,590)	(1,572)
Issuance of capital in subsidiaries		-	276
Repurchase of non-convertible notes		(496)	-
Capital contributions from non-controlling interest in subsidiaries		-	129
Acquisition of non-controlling interest in subsidiaries		(227)	(45)
Proceeds from sales of non-controlling interest in subsidiaries		7	18
Loans received from associates and joint ventures, net		53	-
Payment of borrowings to related parties		(3)	-
Dividends paid to non-controlling interest in subsidiaries		(220)	(131)
Proceeds from derivative financial instruments, net		233	22
Net cash generated from continuing financing activities		9,981	2,549
Net cash used in discontinued financing activities		99	1,463
Net cash generated from financing activities		10,080	4,012
Net increase in cash and cash equivalents from continuing activities		14,421	(362)
Net increase in cash and cash equivalents from discontinued activities		171	1,484
Net increase in cash and cash equivalents		14,592	1,122
Cash and cash equivalents at beginning of period	13	37,317	24,854
Cash and cash equivalents reclassified to held for sale		(184)	4
Foreign exchange gain on cash and changes in fair value of cash equivalents		19,063	52
Cash and cash equivalents at end of period	13	70,788	26,032

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on November 7, 2018.

IRSA was founded in 1943, and it is engaged in a diversified range of real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”. Cresud is our direct parent company and IFIS Limited is our ultimate parent company.

The Group has established two Operations Centers, Argentina and Israel, to manage its global business, mainly through the following companies:
  (*) See note 4.G. to the Annual Financial Statements for more information about the changes within the Operations Center in Israel.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The CNV, in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

Also, in Article 3 of the aforementioned CNV regulations, it is established that "The companies subject to the Commission's control cannot apply the method of restating financial statements in a homogeneous currency."

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, Group’s management has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

IRSA Inversiones y Representaciones Sociedad Anónima

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. Such information is included in a note to these financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina has a high inflation economy starting July 1, 2018. In turn, on July 24, 2018, the FACPCE, issued a communication confirming the aforementioned. However, it must be taken into account that, at the time of issuance of these financial statements, National Executive Decree 664/03 is in force, which does not allow the presentation of restated financial statements before the CNV. Therefore, given this decree, and the regulatory framework of the CNV, the Group's management has not applied IAS 29 in the preparation of these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements except for what it’s mentioned in Note 2.1 to the present Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the cumulative effect approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the period, and the comparative figures have not been modified due to this adoption.

The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IRSA Inversiones y Representaciones Sociedad Anónima

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

The effect on the income statement for the three-month period ended September 30, 2018 for the first implementation of IFRS 15 is as follows:
	Three month
	09.30.2018
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	10,390	437	10,827
Costs	(6,165)	(354)	(6,519)
Gross profit	4,225	83	4,308
Net gain from fair value adjustment of investment properties	16,012	-	16,012
General and administrative expenses	(1,241)	-	(1,241)
Selling expenses	(1,688)	204	(1,484)
Other operating results, net	321	-	321
Profit from operations	17,629	287	17,916
Share of profit of associates and joint ventures	416	20	436
Profit before financial results and income tax	18,045	307	18,352
Finance income	1,698	-	1,698
Finance costs	(14,153)	7	(14,146)
Other financial results	7,058	-	7,058
Financial results, net	(5,397)	7	(5,390)
Income before income tax	12,648	314	12,962
Income tax expense	(1,769)	(63)	(1,832)
Income for the period from continuing operations	10,879	251	11,130
Loss for the period from discontinued operations	(46)	-	(46)
Profit for the period	10,833	251	11,084

IRSA Inversiones y Representaciones Sociedad Anónima

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	07.01.2018
	Implementation of IFRS 15	Implementation of IFRS 9	Total
ASSETS
Non- Current Assets
Trading properties	(3,339)	-	(3,339)
Investments in associates and joint ventures	94	(85)	9
Deferred income tax assets	(95)	-	(95)
Trade and other receivables	497	(63)	434
Total Non-Current Assets	(2,843)	(148)	(2,991)
Current Assets
Trading properties	(734)	-	(734)
Trade and other receivables	292	39	331
Total Current Assets	(442)	39	(403)
TOTAL ASSETS	(3,285)	(109)	(3,394)
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Retained earnings	80	(153)	(73)
Total capital and reserves attributable to equity holders of the parent	80	(153)	(73)
Non-controlling interest	126	(129)	(3)
TOTAL SHAREHOLDERS’ EQUITY	206	(282)	(76)
LIABILITIES
Non-Current Liabilities
Trade and other payables	(1,561)	-	(1,561)
Borrowings	-	197	197
Deferred income tax liabilities	(60)	(79)	(139)
Total Non-Current Liabilities	(1,621)	118	(1,503)
Current Liabilities
Trade and other payables	(1,870)	-	(1,870)
Borrowings	-	55	55
Total Current Liabilities	(1,870)	55	(1,815)
TOTAL LIABILITIES	(3,491)	173	(3,318)
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	(3,285)	(109)	(3,394)

2.3.
Comparability of information

Balance items as of June 30, 2018 and September 30, 2017 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods. Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Shufersal. See note 4.G. to the Annual Financial Statements.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

IRSA Inversiones y Representaciones Sociedad Anónima

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the three-month period ended September 30, 2018 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2018, are detailed in Note 4 to the Annual Financial Statements.

Operations Center in Israel

Possible sale of a subsidiary of IDB Tourism

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 295 as of the date of issuance of these financial statements). The closing of the transaction is expected by November 30, 2018. This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to complete before June 2019.

Partial sale of Clal

On August 30, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction in the same conditions that applied to the swap transactions performed in the preceding months of May and August 2017, January and May 2018 described in Note 4 to the Annual Consolidated Financial Statements. The consideration was set at an amount of approximately NIS 173 million (equivalent to approximately Ps. 1,766 as of the transaction date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 739 as of the date of issuance of these financial statements).

Interest increase in DIC

On July 5, 2018 Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 (equivalent to Ps. 227 as of that date), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps. 11.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima

6.
Segment information

As explained in Note 6 to the Annual Financial Statements, the Group reports its financial performance separately in two Operations Centers. Since fiscal year 2018 the CODM reviews certain corporate expenses associated with each operation center in an aggregate manner and separately from each of the segments. Such expenses have been disclosed in the "Corporate" segment of each operation center. Additionally, since fiscal year 2018, the CODM also reviews the office business as a single segment and the entertainment business in an aggregate and separate manner from offices, including that concept in the "Others" segment. Also, as described in Note 4.G. to the Annual Financial Statements, the Group lost control of Shufersal as of June 30, 2018 and has reclassified its results to discontinued operations. Segment information for the period ended September 30, 2017 has been recast for the purposes of comparability with the present period.

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended September 30, 2018 and 2017:

	September 30, 2018
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	1,647	8,728	10,375	(12)	467	(3)	10,827
Costs	(327)	(5,718)	(6,045)	7	(481)	-	(6,519)
Gross profit / (loss)	1,320	3,010	4,330	(5)	(14)	(3)	4,308
Net gain / (loss) from fair value adjustment of investment properties	16,717	(7)	16,710	(698)	-	-	16,012
General and administrative expenses	(280)	(967)	(1,247)	2	-	4	(1,241)
Selling expenses	(174)	(1,311)	(1,485)	1	-	-	(1,484)
Other operating results, net	(18)	336	318	4	-	(1)	321
Profit / (loss) from operations	17,565	1,061	18,626	(696)	(14)	-	17,916
Share of profit / (loss) of associates and joint ventures	128	(218)	(90)	526	-	-	436
Segment profit / (loss)	17,693	843	18,536	(170)	(14)	-	18,352
Reportable assets	83,149	386,351	469,500	(512)	-	19,875	488,863
Reportable liabilities	-	(326,598)	(326,598)	-	-	(59,275)	(385,873)
Net reportable assets	83,149	59,753	142,902	(512)	-	(39,400)	102,990

	September 30, 2017
	Operations Center in Argentina	Operations Center in Israel	Total	Joint ventures (1)	Expensesand collectivepromotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	1,220	5,412	6,632	(11)	411	(3)	7,029
Costs	(249)	(3,251)	(3,500)	4	(417)	1	(3,912)
Gross profit / (loss)	971	2,161	3,132	(7)	(6)	(2)	3,117
Net gain from fair value adjustment of investment properties	2,521	878	3,399	(39)	-	-	3,360
General and administrative expenses	(191)	(617)	(808)	12	-	3	(793)
Selling expenses	(92)	(896)	(988)	1	-	-	(987)
Other operating results, net	(27)	115	88	16	-	(1)	103
Profit / (loss) from operations	3,182	1,641	4,823	(17)	(6)	-	4,800
Share of profit / (loss) of associates and joint ventures	487	(106)	381	12	-	-	393
Segment profit / (loss)	3,669	1,535	5,204	(5)	(6)	-	5,193
Reportable assets	48,196	180,774	228,970	(265)	-	10,649	239,354
Reportable liabilities	-	(159,846)	(159,846)	-	-	(24,060)	(183,906)
Net reportable assets	48,196	20,928	69,124	(265)	-	(13,411)	55,448

 (1)  Represents the equity value of joint ventures that were proportionately consolidated for the segment information.
 (2) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 3,621 as of September 30, 2018.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the business unit of the Group’s Operations Center in Argentina for the periods ended September 30, 2018 and 2017:
	September 30, 2018
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	1,039	212	25	352	-	-	19	1,647
Costs	(96)	(12)	(13)	(185)	-	-	(21)	(327)
Gross profit / (loss)	943	200	12	167	-	-	(2)	1,320
Net gain from fair value adjustment of investment properties	3,694	8,486	4,318	-	-	-	219	16,717
General and administrative expenses	(115)	(28)	(22)	(54)	(11)	(40)	(10)	(280)
Selling expenses	(96)	(12)	(20)	(43)	-	-	(3)	(174)
Other operating results, net	(28)	(4)	(8)	14	2	-	6	(18)
Profit / (loss) from operations	4,398	8,642	4,280	84	(9)	(40)	210	17,565
Share of profit of associates and joint ventures	-	-	15	-	(70)	-	183	128
Segment profit / (loss)	4,398	8,642	4,295	84	(79)	(40)	393	17,693

Investment properties and trading properties	44,273	21,707	15,396	-	73	-	841	82,290
Investment in associates and joint ventures	-	-	178	-	(2,597)	-	2,693	274
Other operating assets	95	42	46	175	127	-	100	585
Operating assets	44,368	21,749	15,620	175	(2,397)	-	3,634	83,149

For the three-month period ended September 30, 2018, the net gain from the fair value adjustment of investment property amounted to Ps. 16,717, and it was generated by:
1. Shopping Malls Segment
The net result of shopping malls was Ps. 3,694 during the current period, mainly as a result of the update of the macroeconomic inputs with respect to those used as of June 30, 2018, with the effects of each input being detailed below:
a) an increase of 26 basis points in the discount rate, representing a decrease of Ps. 1,164 in the value of shopping Malls;
b) an increase in the projected cash flows generated by the update of the projected inflation rates, representing an increase of Ps. 2,401 in the value of the shopping malls;
c) a net increase of Ps. 1,767, generated by the update of the future exchange rates used for the dollar conversion of the projected cash flows (Ps. 11,027 - loss) and for the conversion of the present value of the projected cash flows at the effective exchange rate for the period end (Ps. 12,794 - gain).
2. “Offices", "Sales and developments" and "Others" segments
The net result of the properties included in the present segments was Ps. 9,494, mainly generated by the depreciation of 43% of the Argentine peso and by the upkeep of the reference values in dollars of the square meters of the market comparable. Additionally, during the current period, a gain of Ps. 3,529 was recognized as a result of the fair value measurement of the Dot Zetta development given the fact that it has reached a development stage in which its fair value is reliably measurable.

	September 30, 2017
	Operations Center in Argentina
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	850	121	34	214	-	-	1	1,220
Costs	(85)	(6)	(10)	(147)	-	-	(1)	(249)
Gross profit	765	115	24	67	-	-	-	971
Net gain from fair value adjustment of investment properties	2,044	270	197	-	-	-	10	2,521
General and administrative expenses	(66)	(20)	(19)	(39)	(15)	(28)	(4)	(191)
Selling expenses	(49)	(10)	(5)	(28)	-	-	-	(92)
Other operating results, net	(9)	(2)	(18)	(2)	(3)	-	7	(27)
Profit / (loss) from operations	2,685	353	179	(2)	(18)	(28)	13	3,182
Share of profit of associates and joint ventures	-	12	2	-	113	-	360	487
Segment profit / (loss)	2,685	365	181	(2)	95	(28)	373	3,669

Investment properties and trading properties	30,912	7,774	5,552	-	-	-	257	44,495
Investment in associates and joint ventures	-	-	141	-	705	-	2,426	3,272
Other operating assets	84	51	44	170	54	-	26	429
Operating assets	30,996	7,825	5,737	170	759	-	2,709	48,196

For the three-month period ended September 30, 2017, the net gain from the fair value adjustment of investment property amounted to Ps. 2,521, and it was generated by:
1. Shopping Malls Segment
The net result of the shopping malls was Ps. 2,044 during the current period, mainly as a result of the update of the macroeconomic inputs with respect to those used as of June 30, 2017, with the effects of each input being detailed below:
a) a decrease of 25 basis points in the discount rate, representing an increase of Ps. 1,154 in the value of shopping Malls;
b) a decrease in the projected cash flows generated by the update of the projected inflation rates, representing a decrease of Ps. 1,305 in the value of the shopping malls;
c) a net increase of Ps. 2,190, generated by the update of the future exchange rates used for the dollar conversion of the projected cash flows (Ps. 984 - gain) and for the conversion of the present value of the projected cash flows at the effective exchange rate for the period end (Ps. 1,206 - gain).
2. “Offices", "Sales and developments" and "Others" segments
The net result of the properties included in the present segments was Ps. 477, mainly generated by the depreciation of 4% of the Argentine peso.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the business unit of the Group’s Operations Center in Israel for the periods ended September 30, 2018 and 2017:

	September 30, 2018
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	2,332	-	6,205	-	-	191	8,728
Costs	(1,041)	-	(4,558)	-	-	(119)	(5,718)
Gross profit	1,291	-	1,647	-	-	72	3,010
Net loss from fair value adjustment of investment properties	(7)	-	-	-	-	-	(7)
General and administrative expenses	(119)	-	(553)	-	(117)	(178)	(967)
Selling expenses	(40)	-	(1,225)	-	-	(46)	(1,311)
Other operating results, net	-	-	-	-	-	336	336
Profit / (loss) from operations	1,125	-	(131)	-	(117)	184	1,061
Share of loss of associates and joint ventures	(119)	-	-	-	-	(99)	(218)
Segment profit / (loss)	1,006	-	(131)	-	(117)	85	843

Operating assets	203,487	19,739	74,904	23,666	41,838	22,717	386,351
Operating liabilities	(160,228)	-	(58,230)	-	(99,330)	(8,810)	(326,598)
Operating assets (liabilities), net	43,259	19,739	16,674	23,666	(57,492)	13,907	59,753

	September 30, 2017
	Operations Center in Israel
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	997	-	4,226	-	-	189	5,412
Costs	(250)	-	(2,991)	-	-	(10)	(3,251)
Gross profit	747	-	1,235	-	-	179	2,161
Net gain from fair value adjustment of investment properties	878	-	-	-	-	-	878
General and administrative expenses	(83)	-	(382)	-	(59)	(93)	(617)
Selling expenses	(26)	-	(826)	-	-	(44)	(896)
Other operating results, net	22	-	145	-	-	(52)	115
Profit / (loss) from operations	1,538	-	172	-	(59)	(10)	1,641
Share of (loss) / profit of associates and joint ventures	(211)	-	-	-	-	105	(106)
Segment profit / (loss)	1,327	-	172	-	(59)	95	1,535

Operating assets	83,752	37,486	32,601	8,652	11,228	7,055	180,774
Operating liabilities	(66,424)	(26,196)	(25,996)	-	(35,869)	(5,361)	(159,846)
Operating assets (liabilities), net	17,328	11,290	6,605	8,652	(24,641)	1,694	20,928

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	September 30, 2018	June 30, 2018
Beginning of the period / year	22,198	7,813
Adjustment previous periods (IFRS 9 and 15)	9	-
Increase in equity interest in associates and joint ventures	53	343
Issuance of capital and contributions	8	156
Capital reduction	-	(284)
Decrease of interest in associate	-	(339)
Share of profit / (loss)	436	(701)
Transfer to borrowings to associates	-	(190)
Currency translation adjustment	7,887	3,056
Incorporation of deconsolidated subsidiary, net	-	12,763
Dividends (i)	(90)	(319)
Distribution for associate liquidation	-	(72)
Reclassification to held for sale	-	(44)
Others	-	16
End of the period / year (ii)	30,501	22,198

(i)
See Note 24.
(ii)
As of September 30, 2018 and June 30, 2017 includes Ps. (3,621) and Ps. (2,452) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 17).

IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	September 30, 2018	June 30, 2018	September 30, 2018	June 30, 2018	September 30, 2018	September 30, 2017
Associates
New Lipstick (1)	49.90%	49.90%	(3,621)	(2,452)	(1,168)	111
BHSA	29.91%	29.91%	2,343	2,250	160	371
Condor	18.90%	18.90%	1,000	696	322	30
PBEL	45.40%	45.40%	1,555	1,049	506	(60)
Shufersal	33.57%	33.56%	19,739	12,763	6,018	-
Other associates	N/A	N/A	2,228	2,610	476	(57)
Joint ventures
Quality	50.00%	50.00%	1,519	1,062	449	17
La Rural SA	50.00%	50.00%	116	94	22	11
Mehadrin	45.41%	45.41%	2,963	2,272	730	(67)
Other joint ventures	N/A	N/A	2,659	1,854	808	6
Total associates and joint ventures			30,501	22,198	8,323	362

(1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has agreed to exercise on or before February 1, 2019 the purchase option on part of the land where the property is built and, to deposit the sum of money corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Associates
New Lipstick	U.S.	Real estate	N/A	N/A	(*) (8)	(*) (186)
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 2,238	(***) 8,719
Condor	U.S.	Hotel	2,245,100	N/A	(*) 6	(*) 105
PBEL	India	Real estate	450	(**) 1	(**) (4)	(**) (491)
Shufersal	Israel	Retail	79,282,087	(**) 242	(**) 85	(**) 1,827
Other associates				N/A	N/A	N/A
Joint ventures
Quality	Argentina	Real estate	120,827,022	242	898	3,031
La Rural SA	Argentina	Organization of events	714,498	1	49	195
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (39)	(**) 542
Other joint ventures			-	N/A	N/A	N/A

(*)
Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a three-month lag, including material adjustments, if any.
(**)
Amounts in millions of NIS.
(***)
Information as of June 30, 2018 according to BCRA's standards. For the purpose of the valuation of the investment in the Company, preliminary figures as of September 30, 2018 with the necessary IFRS adjustments have been considered.

Puerto Retiro (joint venture):

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

The Company was involved in a judicial bankruptcy action brought by the National Government, to which this Board of Directors is totally alien. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

IRSA Inversiones y Representaciones Sociedad Anónima

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. The dictation of the sentence is expected.

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 11, 2018. From that moment, all the parties will be able to file the appeals. Although there are solid arguments to try to refute the disposed seizure, this can be affirmed with a greater degree of certainty after the publications of the fundamentals of the ruling, at this time only the resolute part of this ruling is known.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Oral Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out the closing of the property that was subject to lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Our legal counsel considers that there is a chance of success of the defense of Puerto Retiro, always taking into account that this is a complex issue subject to more than one interpretation by legal scholars and case law.

8.
Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:
	Period ended September 30, 2018				Year ended June 30, 2018
	Rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	141,241	12,608	8,877	162,726	99,953
Additions	246	218	497	961	3,289
Capitalized finance costs	-	-	23	23	82
Capitalized leasing costs	2	-	-	2	18
Amortization of capitalized leasing costs (i)	(2)	-	-	(2)	(5)
Transfers	464	(105)	(359)	-	-
Transfers to / from property, plant and equipment	(9)	-	-	(9)	1,700
Transfers to / from trading properties	-	(53)	59	6	353
Transfers to assets held for sale	-	-	-	-	(521)
Assets incorporated by business combination	-	-	-	-	107
Deconsolidation
Disposals	(5)	-	-	(5)	(571)
Currency translation adjustment	41,791	1,755	2,486	46,032	40,041
Net gain from fair value adjustment	8,086	3,798	4,128	16,012	22,769
Fair value at the end of the period / year	191,814	18,221	15,711	225,746	162,726

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 20).

The following amounts have been recognized in the Statements of Income:

	09.30.18	09.30.17
Rental and services income	3,350	2,454
Direct operating expenses	(914)	(654)
Development expenditures	(740)	(35)
Net realized gain from fair value adjustment of investment properties	-	24
Net unrealized gain from fair value adjustment of investment properties	16,012	3,380

IRSA Inversiones y Representaciones Sociedad Anónima

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:
	Period ended September 30, 2018					Year ended June 30, 2018
	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total	Total
Costs	1,809	489	14,975	4,093	21,366	32,316
Accumulated depreciation	(696)	(175)	(5,357)	(1,735)	(7,963)	(5,203)
Net book amount at the beginning of the period / year	1,113	314	9,618	2,358	13,403	27,113
Additions	35	5	422	307	769	3,984
Disposals	(2)	-	(13)	-	(15)	(95)
Deconsolidation	-	-	-	-	-	(29,001)
Impairment / recovery	-	-	-	-	-	(69)
Assets incorporated by business combinations	-	-	-	-	-	217
Currency translation adjustment	405	118	4,218	1,125	5,866	16,332
Transfers from / to investment properties	-	9	-	-	9	(1,568)
Depreciation charges (i)	(31)	(6)	(408)	(185)	(630)	(3,510)
Balances at the end of the period / year	1,520	440	13,837	3,605	19,402	13,403
Costs	2,422	639	22,248	6,399	31,708	21,366
Accumulated depreciation	(902)	(199)	(8,411)	(2,794)	(12,306)	(7,963)
Net book amount at the end of the period / year	1,520	440	13,837	3,605	19,402	13,403

(i)
As of September 30, 2018, depreciation charges of property, plant and equipment were recognized as follows: Ps. 570 in "Costs", Ps. 47 in "General and administrative expenses" and Ps. 13 in "Selling expenses", respectively in the Statement of Income (Note 20).

10.
Trading properties

Changes in the Group’s trading properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:
	Period ended September, 2018				Year ended June 30, 2018
	Completed properties	Properties under development	Undeveloped sites	Total	Total
Beginning of the period / year	2,609	5,026	1,615	9,250	5,781
Adjustment previous periods (IFRS 15)	(757)	(3,316)	-	(4,073)	-
Additions	-	517	7	524	1,870
Currency translation adjustment	278	1,216	465	1,959	3,649
Transfers	-	244	(244)	-	-
Transfers from intangible assets	-	-	-	-	9
Transfers to investment properties	-	(6)	-	(6)	(353)
Capitalized finance costs	-	5	-	5	11
Disposals	(731)	(37)	-	(768)	(1,717)
End of the period / year	1,399	3,649	1,843	6,891	9,250
Non-current				3,186	6,018
Current				3,705	3,232
Total				6,891	9,250

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:
	Period ended September 30, 2018							Year ended June 30, 2018
	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total	Total
Costs	3,086	3,274	1,657	6,933	3,281	2,695	20,926	16,317
Accumulated amortization	-	(197)	(481)	(4,632)	(1,627)	(1,692)	(8,629)	(3,930)
Net book amount at the beginning of the period / year	3,086	3,077	1,176	2,301	1,654	1,003	12,297	12,387
Additions	-	-	-	-	176	218	394	647
Disposals	-	-	-	-	(7)	-	(7)	-
Deconsolidation	-	-	-	-	-	-	-	(7,108)
Transfers to trading properties	-	-	-	-	-	-	-	(9)
Assets incorporated by business combination	-	-	-	-	-	-	-	1,009
Currency translation adjustment	1,320	1,340	501	878	700	489	5,228	7,370
Amortization charges (i)	-	(13)	(20)	(198)	(142)	(139)	(512)	(1,999)
Balances at the end of the period / year	4,406	4,404	1,657	2,981	2,381	1,571	17,400	12,297
Costs	4,406	4,711	2,383	9,985	4,949	4,239	30,673	20,926
Accumulated amortization	-	(307)	(726)	(7,004)	(2,568)	(2,668)	(13,273)	(8,629)
Net book amount at the end of the period / year	4,406	4,404	1,657	2,981	2,381	1,571	17,400	12,297

(i) As of September 30, 2018, amortization charges were recognized in the amount of Ps. 150 in "Costs", Ps. 138 in "General and administrative expenses" and Ps. 224 in "Selling expenses", in the Statement of Income (Note 20).

12.
Financial instruments by category

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 14 to the Annual Financial Statements. Financial assets and financial liabilities as of September 30, 2018 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
September 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	27,038	-	-	-	27,038	7,485	34,523
Investments in financial assets:
- Public companies’ securities	-	-	-	197	197	-	197
- Private companies’ securities	-	-	-	1,658	1,658	-	1,658
- Deposits	2,838	-	-	-	2,838	-	2,838
- Bonds	6	-	715	-	721	-	721
- Convertible Notes	-	-	-	1,093	1,093	-	1,093
- Investments in financial assets with quotation	-	31,243	-	-	31,243	-	31,243
Derivative financial instruments:
- Foreign-currency future contracts	-	-	78	-	78	-	78
- Others	-	-	11	-	11	-	11
Restricted assets (i)	9,013	-	-	-	9,013	-	9,013
Financial assets held for sale:
- Clal	-	23,667	-	-	23,667	-	23,667
Cash and cash equivalents:
- Cash at bank and on hand	9,932	-	-	-	9,932	-	9,932
- Short-term investments	56,516	4,340	-	-	60,856	-	60,856
Total assets	105,343	59,250	804	2,948	168,345	7,485	175,830

IRSA Inversiones y Representaciones Sociedad Anónima

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
September 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables	14,019	-	-	-	14,019	4,848	18,867
Borrowings (excluding finance leases)	317,108	-	-	-	317,108	-	317,108
Derivative financial instruments:
- Foreign-currency future contracts	-	-	11	-	11	-	11
- Swaps	-	-	67	-	67	-	67
- Others	-	11	-	34	45	-	45
- Forwards	-	-	159	-	159	-	159
Total liabilities	331,127	11	237	34	331,409	4,848	336,257

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2018
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	18,648	-	-	-	18,648	5,246	23,894
Investments in financial assets:
- Public companies’ securities	-	-	-	135	135	-	135
- Private companies’ securities	-	-	-	1,168	1,168	-	1,168
- Deposits	1,397	-	-	-	1,397	-	1,397
- Bonds	10	-	505	-	515	-	515
- Convertible Notes	-	-	-	793	793	-	793
- Investments in financial assets with quotation	-	23,198	-	-	23,198	-	23,198
Derivative financial instruments:
- Foreign-currency future contracts	-	-	71	-	71	-	71
- Swaps	-	-	16	-	16	-	16
Restricted assets (i)	6,289	-	-	-	6,289	-	6,289
Financial assets held for sale:
- Clal	-	12,254	-	-	12,254	-	12,254
Cash and cash equivalents:
- Cash at bank and on hand	6,452	-	-	-	6,452	-	6,452
- Short term investments	28,334	2,531	-	-	30,865	-	30,865
Total assets	61,130	37,983	592	2,096	101,801	5,246	107,047

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables	10,265	-	-	-	10,265	7,836	18,101
Borrowings (excluding finance leases)	206,617	-	-	-	206,617	-	206,617
Derivative financial instruments:
- Foreign-currency future contracts	-	-	8	-	8	-	8
- Swaps	-	-	47	-	47	-	47
- Others	-	8	-	24	32	-	32
- Forwards	-	-	118	-	118	-	118
Total liabilities	216,882	8	173	24	217,087	7,836	224,923

(i) Corresponds to deposits in guarantee and escrows.

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 16). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2018.

As of September 30, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

IRSA Inversiones y Representaciones Sociedad Anónima

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of September 30, 2018 and June 30, 2018:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Others	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Convertible Notes	Total as of September 30, 2018	Total as of June 30, 2018
Balances at beginning of the period / year	135	(24)	1,168	793	2,072	1,036
Additions and acquisitions	-	-	7	-	7	560
Transfer to level 1	-	-	-	-	-	(100)
Currency translation adjustment	59	(10)	523	93	665	553
Deconsolidation	-	-	-	-	-	(126)
Write off	-	-	-	-	-	(67)
Gain / (loss) for the period / year (i)	3	-	(40)	207	170	216
Balances at the end of the period / year	197	(34)	1,658	1,093	2,914	2,072

(i) Included within “Financial results, net” in the Statements of Income.

Clal

As mentioned in Note 13 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. Following completion of the transactions mentioned in note 4 to these financial statements, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

IRSA Inversiones y Representaciones Sociedad Anónima

13.
Trade and other receivables

Group’s trade and other receivables as of September 30, 2018 and June 30, 2018 are as follows:

	Total as of September 30, 2018	Total as of June 30, 2018
Sale, leases and services receivables	23,183	15,728
Less: Allowance for doubtful accounts	(1,761)	(805)
Total trade receivables	21,422	14,923
Prepaid expenses	5,492	3,734
Borrowings, deposits and other debit balances	3,149	2,289
Advances to suppliers	944	733
Tax receivables	494	355
Others	1,261	1,055
Total other receivables	11,340	8,166
Total trade and other receivables	32,762	23,089
Non-current	11,637	8,142
Current	21,125	14,947
Total	32,762	23,089

Movements on the Group’s allowance for doubtful accounts were as follows:

	September 30, 2018	June 30, 2018
Beginning of the period / year	805	312
Adjustments previous periods (IFRS 9)	117	-
Additions	176	315
Recoveries	(23)	(28)
Currency translation adjustment	706	622
Deconsolidation	-	(142)
Receivables written off during the period/year as uncollectable	(20)	(274)
End of the period / year	1,761	805

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 20).

14.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2018 and 2017:
	Note	September 30, 2018	September 30, 2017
Profit for the period		11,084	74
(Loss) / profit for the period from discontinued operations		46	(351)
Adjustments for:
Income tax	18	1,832	1,152
Amortization and depreciation	20	1,144	863
Loss from disposal of property, plant and equipment		-	22
Net gain from fair value adjustment of investment properties		(16,012)	(3,360)
Share-based compensation		7	15
Impairment of other assets		92	-
Net gain from disposal of intangible assets		(7)	-
Gain from disposal of subsidiary		(408)	(136)
Gain from disposal of trading properties		(10)	-
Other financial results, net		6,119	4,727
Provisions and allowances		323	(10)
Share of profit of associates and joint ventures	7	(436)	(394)
Changes in operating assets and liabilities:
Decrease in inventories		6	28
Decrease in trading properties		121	99
Increase in restricted assets		(99)	-
Increase in trade and other receivables		(507)	(178)
Increase in trade and other payables		115	80
Decrease in salaries and social security liabilities		(92)	(76)
Decrease in provisions		(15)	(162)
Net cash generated by continuing operating activities before income tax paid		3,303	2,393
Net cash generated by discontinued operating activities before income tax paid		191	400
Net cash generated by operating activities before income tax paid		3,494	2,793

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the three-month periods ended September 30, 2018 and 2017:
	September 30, 2018	September 30, 2017
Increase in investment properties through an increase in borrowings	23	-
Increase in investment properties through an increase in trade and other payables	-	66
Increase in trading properties through an increase in borrowings	5	-
Increase in trading properties through a decrease in trade and other receivables	42	-
Increase in investment properties through a decrease in trading properties	6	-
Increase in property, plant and equipment through an increase in trade and other payables	507	-
Increase in intangible assets through an increase in trade and other payables	237	-

15.
Trade and other payables

Group’s trade and other payables as of September 30, 2018 and June 30, 2018 were as follows:

	Total as of September 30, 2018	Total as of June 30, 2018
Trade payables	10,451	9,688
Sales, rental and services payments received in advance	2,968	3,572
Construction obligations	1,385	1,475
Accrued invoices	899	948
Deferred income	51	37
Total trade payables	15,754	15,720
Dividends payable to non-controlling shareholders	136	123
Tax payables	297	325
Construction obligations	602	521
Other payables	2,078	1,412
Total other payables	3,113	2,381
Total trade and other payables	18,867	18,101
Non-current	2,138	3,484
Current	16,729	14,617
Total	18,867	18,101

16.
Borrowings

The breakdown of the Group’s borrowings as of September 30, 2018 and June 30, 2018 was as follows:

	Total as of September 30, 2018 (ii)	Total as of June 30, 2018 (ii)	Fair value as of September 30, 2018	Fair value as of June 30, 2018
NCN	264,692	171,142	256,081	183,338
Bank loans	46,694	31,244	44,919	31,837
Bank overdrafts	1,409	671	1,409	671
Other borrowings (i)	4,333	3,576	4,959	4,761
Total borrowings	317,128	206,633	307,368	220,607
Non-current	263,765	181,046
Current	53,363	25,587
	317,128	206,633

(i) Includes finance leases in the amount of Ps. 20 and Ps. 16 as of September 30 and June 30, 2018, respectively.
(ii) Includes Ps. 281,127 and Ps. 180,814 as of September 30 and June 30, 2018, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:
Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest	Principal payment	Interest payment
					rate
Cellcom	SERIES K	Jul-18	NIS 220	7/5/2026	3.55% e.a.	Annual payments since 2021	annually	(1)
PBC	SERIES I	Jul-18	NIS 507	6/29/2029	3.95% e.a.	At expiration	quarterly	(1)
Gav - Yam	SERIES A	Jul-18	NIS 320	10/31/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES H	Sep-18	NIS 596	6/30/2034	2.55% e.a.	At expiration	annually	(1)

(1)
Corresponds to an expansion of the series.

On August 9, 2018 the Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps 1,491 as of the date of issuance of these financial statements) which represents a 14.02% of the remaining amount of series M debentures.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Provisions

The table below shows the movements in the Group's provisions categorized by type:
	Period ended September 30, 2018						Year ended June 30, 2018
	Legal claims (i)	Investments in associates and joint ventures (ii)	Site dismantling and remediation	Onerous contracts	Other provisions	Total	Total
Beginning of period / year	1,028	2,452	163	1	958	4,602	1,833
Additions	105	89	-	-	46	240	2,694
Incorporated by business combination	-	-	-	-	-	-	10
Recovery	(2)	-	-	-	-	(2)	(211)
Used during the period / year	(15)	-	-	-	-	(15)	(202)
Deconsolidation	-	-	-	-	-	-	(447)
Currency translation adjustment	469	1,080	73	-	543	2,165	925
End of period / year	1,585	3,621	236	1	1,547	6,990	4,602
Non-current						5,454	3,549
Current						1,536	1,053
Total						6,990	4,602
(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick with negative equity. Additions and recoveries are included in “Share of profit of associates and joint ventures”
.
There were no significant changes to the processes mentioned in Note 18 to the Annual Financial Statements.

18.
Taxes

The details of the Group’s income tax, is as follows:

	September 30, 2018	September 30, 2017
Current income tax	(215)	(175)
Deferred income tax	(1,617)	(977)
Income tax from continuing operations	(1,832)	(1,152)

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2018 and 2017:

	September 30, 2018	September 30, 2017
Profit from continuing operations at tax rate applicable in the respective countries (*)	(3,671)	(496)
Permanent differences:
Share of profit of associates and joint ventures	148	61
Unrecognized tax loss carryforwards (i)	(186)	(800)
Tax rate differential	606	-
Non-taxable profit / (loss), non-deductible expenses and others	1,271	83
Income tax from continuing operations	(1,832)	(1,152)

(*) The Income Tax rate in effect in Argentina as of September 30, 2017 was 35%, while as of September 30, 2018 is 30%. See note 20 to the Consolidated Financial Statements as of June 30, 2018.
(i) Corresponds principally to holding companies in Israel.

The gross movement in the deferred income tax account is as follows:

	September 30, 2018	June 30, 2018
Beginning of period / year	(25,817)	(22,739)
Adjustments previous periods (IFRS 9 and 15)	(44)	-
Deconsolidation	-	2,808
Currency translation adjustment	(5,428)	(6,132)
Incorporated by business combination	-	(13)
Deferred income tax charge	(1,617)	259
End of period / year	(32,906)	(25,817)
Deferred income tax assets	406	380
Deferred income tax liabilities	(33,312)	(26,197)
Deferred income tax liabilities, net	(32,906)	(25,817)

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Revenues

	September 30, 2018	September 30, 2017
Income from communication services	4,631	3,224
Rental and services income	3,350	2,408
Sale of communication equipment	1,574	1,059
Sale of trading properties and developments	822	64
Revenue from hotels operation and tourism services	378	225
Other revenues	72	49
Total Group’s revenues	10,827	7,029

20.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	Total as of September 30, 2018	Total as of September 30, 2017
Cost of sale of goods and services	1,929	-	-	1,929	783
Salaries, social security costs and other personnel expenses	797	499	606	1,902	1,208
Depreciation and amortization	722	185	237	1,144	863
Fees and payments for services	645	302	22	969	598
Maintenance, security, cleaning, repairs and others	530	82	41	653	417
Advertising and other selling expenses	63	1	256	320	331
Taxes, rates and contributions	106	8	67	181	126
Interconnection and roaming expenses	652	-	-	652	457
Fees to other operators	870	-	-	870	518
Director´s fees	-	56	-	56	49
Leases and service charges	21	-	44	65	44
Allowance for doubtful accounts, net	-	9	144	153	45
Other expenses	184	99	67	350	253
Total as of September 30, 2018	6,519	1,241	1,484	9,244
Total as of September 30, 2017	3,912	793	987		5,692

21.
Cost of goods sold and services provided

	Total as of September 30, 2018	Total as of September 30, 2017
Inventories at the beginning of the period (*)	9,855	10,036
Adjustments previous periods (IFRS 15)	(4,072)	-
Purchases and expenses (**)	8,169	13,753
Capitalized finance costs	5	1
Currency translation adjustment	2,240	4
Transfers	(6)	3
Disposals	(37)	-
Inventories at the end of the period (*)	(7,771)	(10,070)
Total costs	8,383	13,727

The following table presents the composition of the Group’s inventories as of September 30, 2018 and June 30, 2018:

	Total as of September 30, 2018	Total as of June 30, 2018
Real estate	6,918	9,275
Telecommunications	840	592
Others	13	13
Total inventories at the end of the period (*)	7,771	9,880

(*) Inventories includes trading properties and inventories.
(**) Includes the cost of goods sold of Shufersal, which were reclassified to discontinued operations in an amount of Ps. 9,813 for September 30, 2017.

IRSA Inversiones y Representaciones Sociedad Anónima

22.
Other operating results, net
	September 30, 2018	September 30, 2017
Gain from disposal of subsidiary and associates (1)	408	136
Donations	(37)	(17)
Lawsuits and other contingencies	(11)	(5)
Others	(39)	(11)
Total other operating results, net	321	103

(1)
As of September 30, 2018 and 2017 includes the result from the sale of the Group´s equity interest in Cyber Secdo and Rimon, respectively.

23.
Financial results, net

	September 30, 2018	September 30, 2017
Finance income:
- Interest income	239	151
- Foreign exchange gain	1,424	98
- Dividends income	35	24
Total finance income	1,698	273
Finance costs:
- Interest expenses	(3,261)	(1,893)
- Loss on debt swap	-	(2,228)
- Foreign exchange loss	(10,770)	(629)
- Other finance costs	(143)	(134)
Subtotal finance costs	(14,174)	(4,884)
Capitalized finance costs	28	(4)
Total finance costs	(14,146)	(4,888)
Other financial results:
- Fair value gain of financial assets and liabilities at fair value through profit or loss, net	6,813	299
- Gain from derivative financial instruments, net	245	(2)
Total other financial results	7,058	297
Total financial results, net	(5,390)	(4,318)

24.
Related party transactions

The following is a summary of the balances with related parties as of September 30, 2018 and June 30, 2018:

Item	September 30, 2018	June 30, 2018
Trade and other receivables	1,008	748
Investments in financial assets	490	343
Trade and other payables	(239)	(191)
Borrowings	(12)	(10)
Total	1,247	890

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	September 30, 2018	June 30, 2018	Description of transaction	Item
Manibil S.A.	53	72	Contributions in advance	Trade and other receivable
New Lipstick LLC	841	585	Loans granted	Trade and other receivable
	10	7	Reimbursement of expenses receivable	Trade and other receivable
Condor	14	-	Dividends receivable	Trade and other receivable
	197	135	Public companies securities	Investment in financial assets
Puerto Retiro	11	-	Loans granted	Trade and other receivable
LRSA	2	29	Leases and/or rights of use receivable	Trade and other receivable
	25	(1)	Reimbursement of expenses	Trade and other receivable
	18	-	Loans granted	Trade and other receivable
	(2)	-	Fees payables	Trade and other payables
	-	7	Dividends receivable	Trade and other receivable
Other associates and joint ventures	1	1	Reimbursement of expenses receivable	Trade and other receivable
	(12)	(10)	Loans granted	Borrowings
	-	(1)	Leases and/or rights of use payable	Trade and other payables
	5	4	Leases and/or rights of use receivable	Trade and other receivable
	-	1	Management fees	Trade and other receivable
	5	7	Loans granted	Trade and other receivable
	1	1	Long-term incentive plan	Trade and other receivable
	(1)	(1)	Reimbursement of expenses payable	Trade and other receivable
Total associates and joint ventures	1,168	836
Cresud	(24)	(16)	Reimbursement of expenses receivable	Trade and other payables
	(32)	(56)	Corporate services receivable	Trade and other payables
	293	208	NCN	Investment in financial assets
	(4)	(2)	Leases and/or rights of use receivable	Trade and other payables
	(34)	(22)	Management fee	Trade and other payables
	(3)	(3)	Share based payments	Trade and other payables
Total parent company	196	109
RES LP	-	2	Reimbursement of expenses receivable	Trade and other receivable
	-	19	Dividends receivables	Trade and other receivable
Directores	(129)	(83)	Fees for services received	Trade and other payables
Others (1)	1	1	Leases and/or rights of use receivable	Trade and other receivable
	12	7	Fees receivable	Trade and other receivable
	(1)	(1)	Fees for legal services	Trade and other payables
Total others	(117)	(55)
Total at the end of the period/year	1,247	890

(1)
It includes CAMSA, Estudio Zang, Bergel & Viñes, Austral Gold, Fundación IRSA, Hamonet S.A., CAM Communication LP, Gary Gladstein and Fundación Museo de los Niños.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month periods ended September 30, 2018 and 2017:
Related party	September 30, 2018	September 30, 2017	Description of transaction
BACS	6	3	Leases and/or rights of use
Manibil	29	-	Corporate services
Tarshop	6	5	Leases and/or rights of use
ISPRO - Mehadrin	-	31	Corporate services
Other associate and joint venture	4	6	Financial operations
Otras asociadas y negocios conjuntos	-	1	Management fees
Total associates and joint ventures	45	46
Cresud	5	1	Leases and/or rights of use
Cresud	(73)	(52)	Corporate services
Cresud	86	4	Financial operations
Total parent company	18	(47)
IFISA	-	47	Financial operations
Directores	(64)	(5)	Fees and remunerations
Estudio Zang, Bergel & Viñes	(3)	(3)	Legal services
Taaman	-	35	Corporate services
Fundación IRSA	(3)	(4)	Donations
BHN Vida S.A.	1	1	Leases and/or rights of use
Willifood	-	70	Corporate services
Others (1)	10	-	Leases and/or rights of use
Otras (1)	8	4	Financial operations
Otras (1)	-	4	Fees and remunerations
Total others	(51)	149
Total at the end of the period	12	148

(1)
 It includes Isaac Elsztain e Hijos, CAMSA. Hamonet S.A., Ramat Hanassi, Estudio Zang, Bergel y Viñes, Austral Gold, La Rural, TGLT, New Lipstick, Condor and Fundación IRSA.

The following is a summary of the transactions with related parties for the three-month periods ended September 30, 2018 and 2017:

Related party	September 30, 2018	September 30, 2017	Description of the operation
La Rural S.A.	-	9	Dividends received
Nuevo Puerto Santa Fe S.A.	-	-	Dividends received
Condor	17	11	Dividends received
Mehadrin	46	27	Dividends received
Manaman	20	-	Dividends received
Emco	7	104	Dividends received
Aviareps	-	28	Dividends received
Millenium	-	4	Dividends received
Cyrsa S.A.	-	7	Dividends received
Total dividends received	90	190
Quality	8	-	Capital contributions
Total other transactions	8	-

25.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Equity investments	Note 7 Equity interest in associates and joint ventures
Exhibit D - Other investments	Note 12 Financial instruments by category
Exhibit E - Provisions	Note 17 Provisions
Exhibit F - Cost of sales and services provided	Note 21 Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 26 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

26.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Exchange rate (3)	Total as of 09.30.18	Amount (2)	Exchange rate (3)	Total as of 06.30.17
Assets
Trade and other receivables
US Dollar	39	41.050	1,606	42	28.750	1,202
Euros	3	47.618	139	5	33.540	179
Receivables with related parties:
US Dollar	2	41.250	64	51	28.850	1,466
Total trade and other receivables			1,809			2,847
Investments in financial assets
US Dollar	128	41.050	5,271	125	28.750	3,592
Pounds	1	53.492	52	1	37.904	39
Total investments in financial assets			5,323			3,974
Derivative financial instruments
US Dollar	2	41.050	80	1	28.750	32
Total Derivative financial instruments			80			32
Cash and cash equivalents
US Dollar	278	41.050	11,428	269	28.750	7,734
Euros	2	47.618	95	2	33.540	66
Total Cash and cash equivalents			11,523			7,800
Total Assets			18,735			14,653

Liabilities
Trade and other payables
US Dollar	197	41.250	8,129	104	28.850	3,007
Euros	2	47.953	111	3	33.729	88
Payables to related parties:
US Dollar	1	41.250	36	1	28.850	25
Total Trade and other payables			8,276			3,120
Borrowings
US Dollar	852	41.250	35,130	868	28.850	25,029
Total Borrowings			35,130			25,029
Total Liabilities			43,406			28,149

(1) Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) Stated in millions of the corresponding in foreign currency.
(3) Exchange rates as of September 30, 2018 and June 30, 2018, respectively according to Banco Nación Argentina.

27.
Groups of assets and liabilities held for sale

As mentioned in Note 4.F. to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	September 30, 2018	June 30, 2018
Property, plant and equipment	4,075	2,698
Intangible assets	57	32
Investments in associates	91	47
Deferred income tax assets	148	103
Investment properties	749	521
Income tax credits	11	-
Trade and other receivables	2,985	1,444
Cash and cash equivalents	806	347
Total group of assets held for sale	8,922	5,192
Trade and other payables	3,995	1,957
Employee benefits	216	150
Deferred income tax liability	23	16
Borrowings	1,884	1,120
Total group of liabilities held for sale	6,118	3,243
Total net assets held for sale	2,804	1,949

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Results from discontinued operations

The results from operations of Shufersal for the period ended September 30, 2017 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	September 30, 2018	September 30, 2017
Revenues	1,970	14,544
Costs	(1,864)	(11,017)
Gross profit	106	3,527
Net gain from fair value adjustment of investment properties	-	44
General and administrative expenses	(86)	(259)
Selling expenses	(92)	(2,640)
Other operating results, net	(13)	(88)
(Loss) / profit from operations	(85)	584
Share of profit of associates and joint ventures	6	14
(Loss) / profit before financial results and income tax	(79)	598
Finance income	33	22
Finance cost	(20)	(177)
Other financial results	20	(4)
Financial results, net	33	(159)
(Loss) / profit before income tax	(46)	439
Income tax	-	(88)
(Loss) / profit from discontinued operations	(46)	351

(Loss) / profit for the period from discontinued operations attributable to:
Equity holders of the parent	(39)	131
Non-controlling interest	(7)	220
(Loss) / profit per share from discontinued operations attributable to equity holders of the parent:
Basic	(0.07)	0.23
Diluted	(0.07)	0.23

As of September 30, 2017, Ps. 13,182 of the total revenues from discontinued operations and Ps. 338 of the total profit from discontinued operations correspond to Shufersal.

29.
Other relevant events of the period

IRSA Class action

On September 10, 2018, the New York Court issued an order granting IRSA motion to dismiss in its entirety. Plaintiffs have appealed such order and the Court´s decision is pending.

The companies hold that such allegations are meritless and will continue making a strong defense in both actions.

30.
Subsequent events

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed with the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018 and thereafter (the "Applicant").

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, feels that it is unfounded.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion had been filed, against the IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver, and in it, the court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and 73 million.

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person in DIC (potentially and effectively) even after the completion of the sale od DIC shares to DIL as described in Note 4 in the annual financial statements (the “transaction”) and that the controlling person of the IDBD (in his capacity as chairman of the board of directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Management feels that it is unfounded and that it will not change the fact that after the making of the Transaction, IDBD complies with the provisions of the Centralization Law, all as set forth in the Company's reports.

Sale of real estate

In October 2019, a wholly owned subsidiary of Ispro entered into an agreement for the sale of all its rights in real estate on an area of approximately 29 dunam, (equivalent to 1 hectare) on which 12,700 sq.m. of industrial buildings are being built in the northern industrial zone in Yavneh for NIS 86 million.

Distribution of dividends

On October 29, 2018, the General Shareholders' Meeting of IRSA allocated the sum of Ps. 1,412 to the payment of a dividend in kind with shares of IRSA Propiedades Comerciales S.A.

Revaluation of the Argentine peso

As of the date of issuance of these financial statements, the argentine peso has suffered a revaluation against the US dollar and other currencies, close to 14%, which has an impact on the figures presented on these financial statements, mainly due to the exposure to the devaluation of certain revenues and costs of the “Offices” segment of the Operations Center in Argentina, revenues and costs of the Operations Center in Israel and our financial assets and liabilities nominated in foreign currency.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of September 30, 2018 and the unaudited condensed interim consolidated statements of income and other comprehensive income for the three-month period ended September 30, 2018, the unaudited condensed interim consolidated statements of changes in shareholders’ equity and the unaudited condensed interim consolidated statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based in the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim consolidated financial statements, with the only exception of the application of International Accounting Standard No 29 (IAS 29), which was excluded by the accounting framework of the CNV.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statements of financial position, the consolidated statements of income and other comprehensive income and the consolidated statements of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the accounting framework established by CNV.

Emphasis of Matter

Difference between the accounting framework of CNV and IFRS

Without qualifying our conclusion, we draw attention to Note 2.1 to the accompanying unaudited condensed interim consolidated financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and IFRS, considering that the application of IAS 29 was excluded by CNV from its accounting framework.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a) the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

b) the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c) we have read the Business Summary (“Reseña Informativa”) on which, as regards those matters that are within our competence, we have no observations to make;

d) at September 30, 2018, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 88,709.28, which was not claimable at that date.

Autonomous City of Buenos Aires, November 7, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Roberto Daniel Murmis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 113 F° 195

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2018 and for the three-month periods ended as of that date, presented comparatively

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2018 and June 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	06.30.18
ASSETS
Non-current assets
Investment properties	7	11,435	7,984
Property, plant and equipment	8	8	8
Trading properties	9	371	532
Intangible assets	10	24	23
Investments in subsidiaries, associates and joint ventures	6	54,407	40,541
Income tax and MPIT credit		242	242
Trade and other receivables	12	329	246
Total non-current assets		66,816	49,576
Current assets
Inventories		1	1
Trading properties	9	27	44
Trade and other receivables	12	1,020	839
Income tax and MPIT credit		1	1
Investments in financial assets	11	4	9
Cash and cash equivalents	11	67	16
Total current assets		1,120	910
TOTAL ASSETS		67,936	50,486
SHAREHOLDERS’ EQUITY
Shareholders' Equity (according to corresponding statements)		50,226	37,113
TOTAL SHAREHOLDERS’ EQUITY		50,226	37,113
LIABILITIES
Non-current liabilities
Trade and other payables	13	972	1,127
Borrowings	14	4,141	8,669
Deferred income tax liabilities	15	1,860	1,971
Provisions	16	33	37
Total non-current liabilities		7,006	11,804
Current liabilities
Trade and other payables	13	330	178
Income tax and MPIT liabilities		109	109
Salaries and social security liabilities		2	2
Borrowings	14	10,259	1,277
Provisions	16	4	3
Total current liabilities		10,704	1,569
TOTAL LIABILITIES		17,710	13,373
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		67,936	50,486

  The accompanying notes are an integral part of these Financial Statements

____________________ . Eduardo S. Elsztain President
1

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income
for the three-month periods ended September 30, 2018 and 2017
 (All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Revenues	17	40	11
Costs	18	(9)	(7)
Gross profit		31	4
Net gain from fair value adjustment of investment properties	7	3,379	163
General and administrative expenses	18	(59)	(42)
Selling expenses	18	(21)	(5)
Other operating results, net	19	(5)	(5)
Profit from operations		3,325	115
Share of profit of subsidiaries, associates and joint ventures	6	9,855	776
Profit before financial results and income tax		13,180	891
Finance income	20	250	14
Finance costs	20	(4,343)	(368)
Other financial results	20	(1)	5
Financial results, net		(4,094)	(349)
Profit before income tax		9,086	542
Income tax	15	121	83
Profit for the period		9,207	625

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Share of other comprehensive income / (loss) of subsidiaries, associates and joint ventures		13	(42)
Currency translation adjustment of subsidiaries, associates and joint ventures		3,943	(270)
Total other comprehensive income for the period (i)	6	3,956	(312)
Total comprehensive income for the period		13,163	313

Profit per share for the period:
Basic		16.01	1.08
Diluted		15.90	1.08

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Financial Statements.
____________________ . Eduardo S. Elsztain President
2

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	CNV 609/12 Resolution reserve (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2018	575	3	123	793	19	143	2,081	2,751	(221)	30,846	37,113
Adjustments previous periods (IFRS 9 and 15)	-	-	-	-	-	-	-	-	-	(61)	(61)
Balance as of June 30, 2018 (recast)	575	3	123	793	19	143	2,081	2,751	(221)	30,785	37,052
Profit for the period	-	-	-	-	-	-	-	-	-	9,207	9,207
Other comprehensive income for the period	-	-	-	-	-	-	-	-	3,956	-	3,956
Total comprehensive income for the period	-	-	-	-	-	-	-	-	3,956	9,207	13,163
Changes in non-controlling interest	-	-	-	-	-	-	-	-	11	-	11
Balance as of September 30, 2018	575	3	123	793	19	143	2,081	2,751	3,746	39,992	50,226

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2018.
(2)
Related to CNV General Resolution N° 609/12.
(3)
The composition of Other reserves of the Company as of September 30, 2018 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance as of June 30, 2018	(25)	(2,722)	79	494	(7)	1,960	(221)
Other comprehensive income for the period	-	-	-	-	13	3,943	3,956
Changes in non-controlling interest	-	11	-	-	-	-	11
Reserve for share-based payments	1	-	(1)	-	-	-	-
Balance as of September 30, 2018	(24)	(2,711)	78	494	6	5,903	3,746

The accompanying notes are an integral part of these Financial Statements.

                       ____________________ .
Eduardo S. Elsztain
 President

3

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of Share Capital and Treasury Shares (1)	Share premium	Additional Paid-in Capital from Treasury Shares	Legal reserve	Special reserve	CNV 609/12 Resolution reserve (2)	Other reserves (3)	Retained earnings	Total Shareholders’ equity
Balance as of June 30, 2017	575	3	123	793	17	143	-	2,756	2,143	19,930	26,483
Profit for the period	-	-	-	-	-	-	-	-	-	625	625
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(312)	-	(312)
Total comprehensive income for the period	-	-	-	-	-	-	-	-	(312)	625	313
Reserve for share-based payments	-	-	-	-	-	-	-	-	1	-	1
Balance as of September 30, 2017	575	3	123	793	17	143	-	2,756	1,832	20,555	26,797

(1)
Includes Ps. 1 of inflation adjustment of treasury shares. See Note 16 of Consolidated Financial Statements as of June 30, 2018.
(2)
Related to CNV General Resolution N° 609/12.
(3)
The composition of Other reserves of the Company as of September 30, 2017 is as follows:

	Cost of Treasury shares	Changes in non-controlling interest	Reserve for share-based payments	Reserve for future dividends	Other reserves of subsidiaries	Currency translation adjustment reserve	Total Other reserves
Balance as of June 30, 2017	(28)	-	78	494	42	1,557	2,143
Other comprehensive loss for the period	-	-	-	-	(42)	(270)	(312)
Reserve for share-based payments	-	-	1	-	-	-	1
Balance as of September 30, 2017	(28)	-	79	494	-	1,287	1,832

The accompanying notes are an integral part of these Financial Statements.

____________________ . Eduardo S. Elsztain President
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IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.18	09.30.17
Operating activities
Profit for the period		9,207	625
Adjustments:
Income tax	15	(121)	(83)
Financial results, net	20	4,107	349
Increase of trading properties	9	(95)	(26)
Net gain from fair value adjustment of investment properties	7	(3,379)	(163)
Share of profit of subsidiaries, associates and joint ventures	6	(9,855)	(776)
Gain from disposal of trading properties (IFRS 15)		(28)	-
Provisions and allowances		17	1
Decrease in trade and other receivables		(178)	(27)
Increase in trade and other payables		291	55
Net cash flow used in operating activities		(34)	(45)
Investing activities
Capital contributions to subsidiaries, associates and joint ventures	6	(132)	(242)
Acquisition and advanced payments of investment properties		(125)	(85)
Proceeds from sales of investment properties	7	-	26
Acquisition of property, plant and equipment	8	-	(2)
Acquisition of intangibles	10	(1)	-
Increase of investments in financial assets		(115)	(112)
Proceeds from sales of investments in financial assets		119	147
Increase in loans granted to subsidiaries, associates and joint ventures		(1)	(9)
Proceeds from borrowings granted to subsidiaries, associates and joint ventures		49	48
Interests collected		4	-
Net cash flow used in investing activities		(202)	(229)
Financing activities
Short-term loans obtained, net		738	375
Payment of loans		(94)	-
Interests paid		(408)	(179)
Loans obtained from subsidiaries, associates and joint ventures		59	11
Payment of loans from subsidiaries, associates and joint ventures		(1)	(10)
Net cash flow generated by financing activities		294	197
Net increase / (decrease) in cash and cash equivalents		58	(77)
Cash and cash equivalents at the beginning of the period	11	16	148
Foreign exchange gain of cash and changes in fair value of cash equivalents		(7)	2
Cash and cash equivalents at the end of the period	11	67	73

Additional information
Reserve for share-based payments		-	1
Currency translation adjustment		3,943	(270)
Share of other comprehensive income / (loss) of subsidiaries		13	(42)
Changes in non-controlling interest		11	-
Increase of investment properties through a decrease in trade and other receivables		42	-
Decrease in borrowings from subsidiaries, associates and joint ventures through an decrease in trade and other receivables		-	1
Increase in investment properties through an increase of borrowings		4	-
Increase of trading properties through an increase of borrowings		5	-

The accompanying notes are an integral part of these Financial Statements.
____________________ . Eduardo S. Elsztain President

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Separate Financial Statements
(All amounts in millions, unless otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) was founded in 1943, it is primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The registered office is Bolívar 108, 1st. Floor, Buenos Aires, Argentina.

The Company owns, manages and develops, directly and indirectly through its subsidiaries, a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping malls and branded hotels across Argentina, and also office properties in the United States of America and Israel.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 7, 2018.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its share capital or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

Also, in Article 3 of the aforementioned CNV regulations, it is established that "The companies subject to the Commission's control cannot apply the method of restating financial statements in a homogeneous currency."

For the preparation of these Unaudited Condensed Interim Separate Financial Statements, the Company has made use of the option provided by IAS 34, and has prepared them in a condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, it is recommended that they be read together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the Company´s management has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34, with the only exception of the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N ° 622/13 has been included. Such information is included in a note to these Unaudited Condensed Interim Separate Financial Statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated for non-monetary items. This requirement also includes the comparative information of the financial statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

In order to conclude on whether an economy is categorized as a high inflation one, in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates to or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as a high inflation economy starting July 1, 2018. In turn, on July 24, 2018, the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), issued a communication confirming the aforementioned. However, it must be taken into account that, at the time of issuance of these financial statements, National Executive Decree 664/03 is in force, which does not allow the presentation of restated financial statements before the National Securities Commission (CNV). Therefore, given this decree, and the regulatory framework of the CNV, the Group's management has not applied IAS 29 in the preparation of these Unaudited Condensed Interim Separate Financial Statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement method of IAS 29 establishes that monetary assets and liabilities must not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements must be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities must be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting year / period, revealing this information in a separate line item.

2.2.
Significant accounting policies

The accounting policies adopted in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the Annual Financial Statements as of June 30, 2018. The principal accounting policies are described in Note 2 of those Annual Financial Statements, except for what is mentioned in Note 2.1 to these financial statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning, and the comparative figures were not modified due to this adoption.

The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

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IRSA Inversiones y Representaciones Sociedad Anónima

The effect on the income statement for the three-month period ended September 30, 2018 for the first implementation of IFRS 15 is as follows:

	09.30.18
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	(155)	195	40
Costs	159	(168)	(9)
Gross profit	4	27	31
Net gain from fair value adjustment of investment properties	3,379	-	3,379
General and administrative expenses	(59)	-	(59)
Selling expenses	(21)	-	(21)
Other operating results, net	(5)	-	(5)
Profit from operations	3,298	27	3,325
Share of profit of subsidiaries, associates and joint ventures	9,855	-	9,855
Profit before financial results and income tax	13,153	27	13,180
Finance income	250	-	250
Finance costs	(4,343)	-	(4,343)
Other financial results	(1)	-	(1)
Financial results, net	(4,094)	-	(4,094)
Profit before income tax	9,059	27	9,086
Income tax	131	(10)	121
Profit for the period	9,190	17	9,207

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	09.30.18
ASSETS	Implementation of IFRS 15	Implementation of IFRS 9
Non- Current Assets
Trading properties	(110)	-
Investments in joint ventures	-	(83)
Total Non-Current Assets	(110)	(83)
TOTAL ASSETS	(110)	(83)
SHAREHOLDERS’ EQUITY
Retained earnings	22	(83)
TOTAL SHAREHOLDERS’ EQUITY	22	(83)
LIABILITIES
Non-Current Liabilities
Trade and other payables	(142)	-
Deferred income tax liabilities	10	-
Total Non-Current Liabilities	(132)	-
TOTAL LIABILITIES	(132)	-
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	(110)	(83)

2.3.
    Comparability of information

Balance items as of June 30, 2018 and September 30, 2017 shown in these Unaudited Condensed Interim Separate Financial Statements for comparative purposes arise from financial statements then ended. Certain items from prior periods have been reclassified for consistency purposes.

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements. In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2018, described in Note 3.

3.
Seasonal effects on operations

See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

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IRSA Inversiones y Representaciones Sociedad Anónima

4.
Acquisitions and disposals

Significant acquisitions and disposals of the Company and/or its subsidiaries for the three-month period ended September 30, 2018 are detailed in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

The Unaudited Condensed Interim Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2018. There has been no changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

Since June 30, 2018 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See notes to the Unaudited Condensed Interim Consolidated Financial Statements. Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company’s financial instruments.

6.
Information about the main subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures. Its main subsidiaries include IRSA CP and Tyrus. The main associates include BHSA and New Lipstick. Its main joint ventures include Cyrsa S.A. and Puerto Retiro S.A..

Detailed below are the evolutions of investments in subsidiaries, associates and joint ventures of the Company, for the three-month period ended September 30, 2018 and for the year ended June 30, 2018:

Subsidiaries, Associates and Joint ventures

	09.30.18	06.30.18
Beginning of period / year	40,531	29,447
Adjustments previous periods (IFRS 9 and 15)	(83)	-
Share of profit	9,855	14,604
Other comprehensive income	3,956	354
Capital contributions (Note 21)	132	1,328
Changes in non-controlling interest	11	(2,727)
Sale of subsidiaries, associates and joint ventures	-	(1,965)
Dividends (Note 21)	-	(597)
Other changes in the equity of subsidiaries	-	87
End of the period / year (i)	54,402	40,531

(i)
As of September 30, 2018 and June 30, 2018 includes Ps. 5 and Ps. 10, respectively, corresponding to the equity interest in UTE IRSA - Galerías Pacífico S.A., included in Provisions (Note 16).

Name of the entity	% ownership interest		Company´s interest in equity		Company’s interest in comprehensive income
	09.30.18	06.30.18	09.30.18	06.30.18	09.30.18	09.30.17
Subsidiaries
IRSA CP	86.22%	86.22%	37,430	31,390	6,060	1,776
Tyrus	100.00%	100.00%	12,377	5,344	6,901	(1,643)
Efanur	100.00%	100.00%	1,331	914	417	25
Ritelco S.A.	100.00%	100.00%	1,044	823	231	92
ECLSA	96.74%	96.74%	587	527	71	53
Inversora Bolívar S.A.	95.13%	95.13%	452	438	24	59
Palermo Invest S.A.	97.00%	97.00%	385	367	29	64
Llao Llao Resort S.A.	50.00%	50.00%	27	24	3	-
NFSA	76.34%	76.34%	13	9	4	(3)
HASA	80.00%	80.00%	12	4	8	(1)
Associates
BHSA (1) (2)	4.93%	4.93%	386	370	26	62
Manibil S.A.	49.00%	49.00%	179	165	15	2
BACS (2)	33.36%	33.36%	162	148	13	(17)
Joint ventures
Cyrsa S.A.	50.00%	50.00%	22	18	4	(3)
UTE IRSA - Galerías Pacífico S.A.	50.00%	50.00%	(5)	(10)	5	(2)
Total subsidiaries, associates and joint ventures			54,402	40,531	13,811	464

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IRSA Inversiones y Representaciones Sociedad Anónima

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Latest financial statements issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders’ equity
Subsidiaries
IRSA CP	Argentina	Real estate	108,652,579	126	7,087	43,634
Tyrus	Uruguay	Investment	16,025,861,475	7,460	3,311	12,379
Efanur	Uruguay	Investment	130,386,770	130	54	1,331
Ritelco S.A.	Uruguay	Investment	94,369,151	94	229	1,043
ECLSA	Argentina	Investment	77,316,130	80	73	606
Inversora Bolívar S.A.	Argentina	Investment	83,571,237	88	25	468
Palermo Invest S.A.	Argentina	Investment	155,953,673	161	30	428
Llao Llao Resort S.A.	Argentina	Hotel	73,580,206	147	5	54
NFSA	Argentina	Hotel	38,068,999	50	5	33
HASA	Argentina	Hotel	18,791,800	26	10	14
Associates
BHSA (1) (2)	Argentina	Financial	73,939,822	1,500	2,238	8,719
Manibil S.A.	Argentina	Real estate	130,122,874	266	30	366
BACS (2)	Argentina	Financial	29,297,626	88	(14)	445
Joint ventures
Cyrsa S.A.	Argentina	Real estate	8,748,269	17	8	44
UTE IRSA - Galerías Pacífico S.A.	Argentina	Real estate	500,000	1	9	(10)

(1)
Considered significant. See Notes 7 to 8 to the Annual Consolidated Financial Statements.
(2)
Information as of June 30, 2018 according to BCRA's standards. For the purpose of the valuation of the investments in the Company, preliminary figures as of September 30, 2018 have been considered, with the necessary IFRS adjustments. Share market price of Banco Hipotecario S.A as of September 30, 2018 amounts to Ps. 12.50. See Note 8 to the Consolidated Financial Statements as of June 30, 2018.

7.
Investment properties

Changes in the Company’s investment properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Period ended September 30, 2018				Year ended June 30, 2018
	Office buildings and other rental properties	Undeveloped parcels of land	Properties under development	Total	Total
Fair value at the beginning of the period / year	1,099	6,168	717	7,984	4,457
Additions	-	-	68	68	95
Capitalized finance costs	-	-	4	4	8
Disposals	-	-	-	-	(152)
Net gain from fair value adjustment (i)	472	2,651	256	3,379	3,576
Fair value at the end of the period / year	1,571	8,819	1,045	11,435	7,984

(i)
For the three-month period ended September 30, 2018, the net gain from fair value adjustment of the properties included in this note was Ps. 3,379, mainly generated by the depreciation of 43% of the Argentine peso and the maintenance of the reference values in dollars of the square meters of market comparables.

The following amounts have been recognized in the Statements of Comprehensive Income:

	09.30.18	09.30.17
Sale, rental and services´ income (Note 17)	12	8
Rental and services´ costs (Note 18)	(3)	(4)
Cost of sales and developments (Note 18)	(4)	(2)
Net unrealized gain from fair value adjustment of investment properties	3,379	139
Net realized gain from fair value adjustment of investment properties	-	24

Valuation techniques are described in Note 9 to the Consolidated Financial Statements as of June 30, 2018. There were no changes to the valuation techniques.

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8.
Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Period ended September 30, 2018				Year ended June 30, 2018
	Buildings and facilities	Furniture and fixtures	Machinery and equipment	Total	Total
Costs	18	3	18	39	35
Accumulated depreciation	(13)	(3)	(15)	(31)	(29)
Net book amount at the beginning of the period / year	5	-	3	8	6
Additions	-	-	-	-	4
Depreciation	-	-	-	-	(2)
Balances at the end of the period / year	5	-	3	8	8
Costs	18	3	18	39	39
Accumulated depreciation	(13)	(3)	(15)	(31)	(31)
Net book amount at the end of the period / year	5	-	3	8	8

9.
Trading properties

Changes in the Company’s trading properties for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Period ended September 30, 2018				Year ended June 30, 2018
	Completed properties	Undeveloped properties	Properties under development	Total	Total
Beginning of the period / year	15	99	462	576	327
Adjustments previous periods (IFRS 15)	-	-	(110)	(110)	-
Additions	-	-	95	95	239
Capitalized finance costs	-	-	5	5	11
Disposals	-	-	(168)	(168)	(1)
End of the period / year	15	99	284	398	576
Non-current				371	532
Current				27	44
Total				398	576

10.
Intangible assets

Changes in Company’s intangible assets for the three-month period ended September 30, 2018 and for the year ended June 30, 2018 were as follows:

	Period ended September 30, 2018			Year ended June 30, 2018
	Computer software	Future units to be received from barters	Total	Total
Costs	6	19	25	23
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the beginning of the period / year	4	19	23	21
Additions	1	-	1	2
Balances at the end of the period / year	5	19	24	23
Costs	7	19	26	25
Accumulated amortization	(2)	-	(2)	(2)
Net book amount at the end of the period / year	5	19	24	23

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IRSA Inversiones y Representaciones Sociedad Anónima

11.
Financial instruments by category

This note presents financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line item in the Interim Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information, related to fair value hierarchy see Note 13 to the Consolidated Financial Statements as of June 30, 2018.

Financial assets and financial liabilities as of September 30, 2018 and June 30, 2018 are as follows:

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
September 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	484	-	484	888	1,372
Investments in financial assets:
- Mutual funds	-	4	4	-	4
Cash and cash equivalents:
- Cash at bank and on hand	67	-	67	-	67
Total	551	4	555	888	1,443

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
September 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	324	978	1,302
Borrowings (excluding finance leases) (Note 14)	14,398	-	14,398
Total	14,722	978	15,700

	Financial assets at amortized cost (i)	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
		Level 1
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 12)	361	-	361	732	1,093
Investments in financial assets:
- Bonds	-	6	6	-	6
- Mutual funds	-	3	3	-	3
Cash and cash equivalents:
- Cash at bank and on hand	16	-	16	-	16
Total	377	9	386	732	1,118

	Financial liabilities at amortized cost (i)	Non-financial liabilities	Total
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 13)	221	1,084	1,305
Borrowings (excluding finance leases) (Note 14)	9,944	-	9,944
Total	10,165	1,084	11,249

(i)
The fair value of financial assets and liabilities at amortized cost does not differ significantly from their book value, except for borrowings (Note 14). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant.

As of September 30, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Company.

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12.
Trade and other receivables

Company’s trade and other receivables, as of September 30, 2018 and June 30, 2018 are comprised as follows:

	09.30.18	06.30.18
Receivables from the sale of properties	106	48
Leases and services receivables	78	67
Less: Allowance for doubtful accounts	(23)	(8)
Total trade receivables	161	107
Advance payments	628	501
Borrowings granted, deposits and others	306	250
VAT receivables	161	126
Prepaid expenses	51	45
Tax credits	19	15
Long-term incentive plan	16	15
Capital contributions pending integration	4	-
Advances granted	-	17
Others	3	9
Total other receivables	1,188	978
Total trade and other receivables	1,349	1,085
Non-current	329	246
Current	1,020	839
Total	1,349	1,085

Movements on the Company’s allowance for doubtful accounts are as follows:

	09.30.18	06.30.18
Beginning of period /year	8	3
Additions	19	5
Disposals	(4)	-
End of the period / year	23	8

The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statements of Income (Note 18). Amounts charged to the allowance for doubtful accounts are generally written off, when there is no expectation of recovery.

13.
Trade and other payables

Company’s trade and other payables as of September 30, 2018 and June 30, 2018 were as follows:

	09.30.18	06.30.18
Customers advances	922	1,043
Trade payables	239	182
Accrued invoices	84	38
Tenant deposits	1	1
Total trade payables	1,246	1,264
Director´s fees	24	17
Long-term incentive plan	14	13
Tax amnesty plan	9	5
Other tax payables	9	6
Total other payables	56	41
Total trade and other payables	1,302	1,305
Non-current	972	1,127
Current	330	178
Total	1,302	1,305

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IRSA Inversiones y Representaciones Sociedad Anónima

14.
Borrowings

Company’s borrowings as of September 30, 2018 and June 30, 2018 are as follows:

	Book value as of 09.30.18	Book value as of 06.30.18	Fair value as of 09.30.18	Fair value as of 06.30.18
Non-convertible notes	10,277	7,838	11,055	7,930
Bank borrowings	1,690	1,263	1,708	2,543
Bank overdrafts	1,378	617	1,378	617
Related parties (Note 21)	1,053	226	1,053	226
Finance leases	2	2	2	2
Total borrowings	14,400	9,946	15,196	11,318
Non-current	4,141	8,669
Current	10,259	1,277
Total	14,400	9,946

15.
Current and deferred income tax

The provision for the Company’s income tax are as follows:

	09.30.18	09.30.17
Deferred income tax	121	83
Income tax gain	121	83

Below is a reconciliation between income tax recognized and the amount which would arise from applying the prevailing tax rate on profit before income tax for the three-month periods ended September 30, 2018 and 2017:

	09.30.18	09.30.17
Net income at tax rate (1)	(2,726)	(190)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	2,957	272
Gain from the sale of interest in subsidiaries	(121)	-
Donations and non-deductible expenses	-	(2)
Others	11	3
Income tax – Gain	121	83

(1) Income tax rate in effect in Argentina as of September 30, 2017 was 35%, while as of September 30, 2018 is 30%. See note 19 to the Financial Statements as of June 30, 2018.

The gross movement on the deferred income tax account is as follows:

	09.30.18	06.30.18
Beginning of the period / year	(1,971)	(2,247)
Adjustments previous periods (IFRS 15)	(10)	-
Income tax change	121	276
End of the period / year	(1,860)	(1,971)

16.
Provisions

The table below shows changes in Company's provisions:
	Period ended September 30, 2018			Year ended June 30, 2018
	Labor, legal and other claims (i)	Investments in associates and joint ventures (ii)	Total	Total
Beginning of period / year	30	10	40	36
Additions	2	-	2	13
Decrease (iii)	-	(5)	(5)	(5)
Utilization	-	-	-	(4)
End of period / year	32	5	37	40
Non current			33	37
Current			4	3
Total			37	40

(i)
   Additions and recoveries are included in "Other operating results, net”.
(ii)
  Corresponds to the equity interest in UTE IRSA – Galerías Pacífico S.A. with negative equity for an amount of Ps. 5 and Ps. 10 as of September 30, 2018 and June 30, 2018.
(iii)
 Included in “Share of profit of subsidiaries, associates and joint ventures” (Note 6).

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IRSA Inversiones y Representaciones Sociedad Anónima

17.
Revenues

	09.30.18	09.30.17
Sale of trading properties	28	-
Rental income and averaging of scheduled rental escalation	10	7
Property management fees	2	1
Sales, rental and services´ income	40	8
Expenses	-	3
Total revenues	40	11

18.
Expenses by nature

The Company discloses expenses in the Unaudited Condensed Interim Statements of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosure regarding expenses by nature and their relationship to the function within the Company.

For the period ended September 30, 2018 and 2017:

	Costs (1)	General and administrative expenses	Selling expenses	09.30.18	09.30.17
Salaries, social security costs and other personnel expenses	-	30	2	32	26
Allowance for doubtful accounts (charge and recovery, net) (Note 12)	-	-	15	15	-
Director´s fees (Note 21)	-	11	-	11	9
Traveling, transportation and stationery expenses	-	7	-	7	4
Maintenance, security, cleaning, repairs and others	6	-	-	6	3
Taxes, rates and contributions	3	-	1	4	2
Fees and payments for services	-	4	-	4	4
Leases and services charges	-	3	-	3	2
Advertising and other selling expenses	-	-	3	3	2
Public services and others	-	2	-	2	1
Bank charges	-	2	-	2	1
Total expenses by nature as of 09.30.18	9	59	21	89	-
Total expenses by nature as of 09.30.17	7	42	5	-	54

(1)
For the three-month period ended September 30, 2018, includes Ps. 3 of rental and services costs; Ps. 6 of costs of sales and developments of which Ps. 4 correspond to investment properties and Ps. 2 to trading properties. For the three-month period ended September 30, 2017, includes Ps. 4 which correspond to rental and services costs; Ps. 3 to costs of sales and developments of which Ps. 2 correspond to investment properties and Ps. 1 to trading properties.

19.
Other operating results, net

	09.30.18	09.30.17
Donations	(5)	(6)
Lawsuits and other contingencies (i)	(1)	(2)
Tax on shareholders’ personal assets	-	2
Others	1	1
Total other operating results, net	(5)	(5)

(i)
Includes legal costs and expenses.

20.
Financial results, net

	09.30.18	09.30.17
- Foreign exchange gain	241	10
- Interest income	9	4
Total finance income	250	14
- Foreign exchange loss	(3,917)	(214)
- Interest expenses	(426)	(151)
- Other finance costs	(9)	(4)
Subtotal finance costs	(4,352)	(369)
Capitalized finance costs	9	1
Total finance costs	(4,343)	(368)
- Fair value gain of financial assets	(1)	1
- Gain from derivative financial instruments, net	-	4
Total other financial results	(1)	5
Total financial results, net	(4,094)	(349)

15

IRSA Inversiones y Representaciones Sociedad Anónima

21.
 Related party transactions

The following is a summary of the balances with related parties as of September 30, 2018 and June 30, 2018:

Item	09.30.18	06.30.18
Trade and other payables	(1,018)	(791)
Borrowings	(1,053)	(226)
Trade and other receivables	360	298
Total	(1,711)	(719)

Related parties	09.30.18	06.30.18	Description of operation	Item
Cresud	8	4	Leases receivable	Trade and other receivables
	(34)	(22)	Corporate services payable	Trade and other payables
	(11)	(7)	Reimbursement of expenses payable	Trade and other payables
	(1)	(1)	Long-term incentive plan payable	Trade and other payables
	(1)	(1)	Management fee	Trade and other payables
Total parent company	(39)	(27)
IRSA CP	(780)	(673)	Sale of properties	Trade and other payables
	(684)	-	Non-Convertible Notes	Borrowings
	(84)	-	Other liabilities	Trade and other payables
	(55)	(42)	Corporate services payable	Trade and other payables
	(12)	(12)	Long-term incentive plan payable	Trade and other payables
	(7)	(9)	Reimbursement of expenses payable	Trade and other payables
Tyrus	211	146	Borrowings granted	Trade and other receivables
ECLSA	1	1	Dividends receivable	Trade and other receivables
	(177)	(105)	Loans received	Borrowings
Manibil S.A.	52	72	Borrowings granted	Trade and other receivables
Panamerican Mall S.A.	1	1	Long-term incentive plan receivable	Trade and other receivables
	(60)	(42)	Non-Convertible Notes	Borrowings
Efanur	(52)	(18)	Loans received	Borrowings
Ritelco S.A.	(14)	(11)	Loans received	Borrowings
NFSA	26	18	Management fee	Trade and other receivables
	(41)	(39)	Loans received	Borrowings
Fibesa S.A.	13	13	Long-term incentive plan receivable	Trade and other receivables
Real Estate Strategies LLC	14	10	Borrowings granted	Trade and other receivables
Palermo Invest S.A.	-	5	Borrowings granted	Trade and other receivables
	-	3	Dividends receivable	Trade and other receivables
HASA	(8)	-	Hotel services payable	Trade and other payables
Llao Llao Resorts S.A.	4	-	Hotel services receivable	Trade and other receivables
	1	-	Reimbursement of expenses receivable	Trade and other receivables
New Lipstick	10	7	Reimbursement of expenses receivable	Trade and other receivables
Cyrsa S.A.	(7)	(6)	Loans received	Borrowings
Inversora Bolívar S.A.	(14)	(5)	Loans received	Borrowings
Liveck S.A.	3	-	Borrowings granted	Trade and other receivables
UTE IRSA – Galerías Pacífico S.A.	3	-	Hotel services receivable	Trade and other receivables
Others subsidiaries, associates and	4	2	Reimbursement of expenses receivable	Trade and other receivables
joint ventures (1)	3	-	Dividends receivable	Trade and other receivables
	1	1	Long-term incentive plan receivable	Trade and other receivables
	(4)	-	Loans received	Borrowings
	(1)	(1)	Reimbursement of expenses payable	Trade and other payables
	-	10	Hotel services receivable	Trade and other receivables
	-	1	Borrowings granted	Trade and other receivables
	-	(6)	Hotel services payable	Trade and other payables
Total subsidiaries, associates and joint ventures	(1,653)	(679)
Directors	(24)	(17)	Fees	Trade and other payables
Total Directors	(24)	(17)
Others (2)	5	4	Reimbursement of expenses receivable	Trade and other receivables
Total others	5	4
Total at the end of the period/year	(1,711)	(719)

(1)
It includes BHSA, BACS, Palermo Invest S.A., Puerto Retiro S.A., Quality, Arcos del Gourmet S.A., Nuevo Puerto Santa Fe S.A. y Real Estate Investment Gr. V..
(2)
It includes Consultores Assets Management S.A., Austral Gold Argentina S.A., Fundación IRSA, Hamonet S.A. y Estudio Zang, Bergel & Viñes.

16

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the three-month periods ended September 30, 2018 and 2017:

Related parties	09.30.18	09.30.17	Description of operation
Cresud	4	-	Leases and/or rights of use
	(18)	(15)	Corporate services
Total parent company	(14)	(15)
IRSA CP	(11)	(7)	Corporate services
	(1)	(1)	Leases and/or rights of use
Panamerican Mall S.A.	(18)	(1)	Financial operations
ECLSA	(49)	-	Financial operations
Ritelco S.A.	(5)	-	Financial operations
Efanur	(10)	-	Financial operations
Tyrus	65	4	Financial operations
Manibil S.A.	29	6	Financial operations
Real Estate Strategies LLC	4	-	Financial operations
Others subsidiaries, associates and joint ventures (1)	1	1	Fees
	(4)	(1)	Financial operations
Total subsidiaries, associates and joint ventures	1	1
Directors	(11)	(9)	Fees
Senior Managment	(4)	(1)	Fees
Total Directors and Senior Managment	(15)	(10)
Fundación IRSA	(3)	(4)	Donations
Estudio Zang, Bergel & Viñes	(1)	(1)	Fees
Others (2)	1	-	Leases and/or rights of use
	(1)	-	Donations
Total others	(4)	(5)
Total at the end of the period	(32)	(29)

(1)
It includes Inversora Bolívar S.A., HASA, NFSA, Cyrsa S.A., BACS, Liveck S.A. y Palermo Invest S.A..
(2)
It includes TGLT, Austral Gold Argentina S.A., Consultores Assets Management S.A., Fundación Puerta 18, Hamonet S.A. e Isaac Elsztain e Hijos S.C.A..

The following is a summary of the transactions with related parties without impact in results for the three-month periods ended September 30, 2018 and 2017:

Related parties	09.30.18	09.30.17	Description of operation
Tyrus	(132)	(44)	Irrevocable contributions granted
Manibil S.A.	-	(198)	Irrevocable contributions granted
Total contributions to subsidiaries	(132)	(242)

17

IRSA Inversiones y Representaciones Sociedad Anónima

22. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (1)	Amount (2)	Foreign exchange rate (3)	Total as of 09.30.18	Amount (2)	Foreign exchange rate (3)	Total as of 06.30.18

Assets
Trade and other receivables
US Dollar	12.88	41.05	529	12.25	28.75	352
Euros	0.15	47.62	7	-	-	-
Receivables with related parties
US Dollar	7.74	41.25	319	8.83	28.85	255
Total Trade and other receivables			855			607
Investments in financial assets
US Dollar	0.11	41.05	4	0.31	28.75	9
Total Investments in financial assets			4			9
Cash and cash equivalents
US Dollar	1.54	41.05	63	0.45	28.75	13
Euros	0.07	47.62	3	0.07	33.54	2
Total Cash and cash equivalents			66			15
Total Assets			925			631

Liabilities
Trade and other payables
US Dollar	8.36	41.25	344	9.63	28.85	278
Euros	0.18	47.95	9	-	-	-
Payables with related parties
US Dollar	6.27	41.25	259	3.74	28.85	108
Total Trade and other payables			612			386
Borrowings
US Dollar	281.30	41.25	11,603	306.93	28.85	8,855
Borrowings with related parties
US Dollar	23.93	41.25	987	2.07	28.85	60
Total Borrowings			12,590			8,915
Total Liabilities			13,202			9,301

(1)
Considering foreign currencies those that differ from Group’s functional currency at each period / year.
(2)
Expressed in millions of foreign currency.
(3)
Exchange rate as of September 30, 2018 and June 30, 2018 according to Banco Nación Argentina records.

23.
CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 Investment properties and Note 8 Property, plant and equipment
Exhibit B - Intangible assets	Note 10 Intangible assets
Exhibit C - Equity investments	Note 6 Information about the main subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 Financial instruments by category
Exhibit E - Provisions	Note 12 Trade and other receivables and Note 16 Provisions
Exhibit F - Cost of sales and services provided	Note 9 Trading properties and Note 18 Expenses by nature
Exhibit G - Foreign currency assets and liabilities	Note 22 Foreign currency assets and liabilities

18

IRSA Inversiones y Representaciones Sociedad Anónima

24.
CNV General Resolution N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Resolution N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Storage of documentation responsible	Location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gómez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of Section I, Chapter V, Title II of the CNV RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known accident in Iron Mountain’s warehouse. Such company is a supplier of the Company and Company’s documentation was being kept in the mentioned warehouse. Based on the internal review carried out by the Company, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

25.
Working capital deficit

At the end of the period, the Company has a working capital deficit of Ps. 9,584. Its treatment is being considered by the Board of Directors and Management. After September 30, 2018, the Company expects to receive dividends from IRSA CP for an amount of approximately Ps. 468 and Ps. 1,620 as part of the payment for the sale of the future units of "Catalinas" to IRSA CP (Note 26).

26.
Subsequent events

See subsequent events in Note 30 to Unaudited Condensed Interim Consolidated Financial Statements, in addition to the following:

Dividends from IRSA CP:

On October 29, 2018, the General Shareholders' Meeting of IRSA CP decided to distribute a cash dividend of Ps. 545. The Company maintains a holding percentage of 86.22% over said company.

Sale agreement of “Catalinas”:

On November 1, 2018, the Company subscribed a sale agreement for 14,213 square meters of the gross leaseable area of the building called "Catalinas" to its subsidiary IRSA CP. The total amount of the operation is estimated at Ps. 2,207, since it is composed of a fixed part and a variable part.

19

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

1.
Specific and significant systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.3.

3.
Receivables and liabilities by maturity date.

Items		Past due	Without term	Without term	To be due
		09.30.18	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total

Accounts receivables	Trade and other receivables	90	564	87	64	59	236	7	235	-	-	7	1,349
	Total	90	564	87	64	59	236	7	235	-	-	7	1,349
Liabilities	Trade and other payables	102	-	-	225	1	-	2	49	922	-	1	1,302
	Borrowings	-	-	-	1,721	194	169	8,175	3,472	444	225	-	14,400
	Salaries and social security liabilities	-	1	-	1	-	-	-	-	-	-	-	2
	Provisions	-	4	33	-	-	-	-	-	-	-	-	37
	Total	102	5	33	1,947	195	169	8,177	3,521	1,366	225	1	15,741

20

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

4.a.
Breakdown of accounts receivable and liabilities by maturity and currency.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	195	825	1,020	299	30	329	494	855	1,349
	Total	195	825	1,020	299	30	329	494	855	1,349
Liabilities	Trade and other payables	225	105	330	465	507	972	690	612	1,302
	Borrowings	1,814	8,445	10,259	13	4,128	4,141	1,827	12,573	14,400
	Salaries and social security liabilities	2	-	2	-	-	-	2	-	2
	Provisions	4	-	4	33	-	33	37	-	37
	Total	2,045	8,550	10,595	511	4,635	5,146	2,556	13,185	15,741

4.b.
Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2018 there are no receivables and liabilities subject to adjustment clause.

4.c.
Breakdown of accounts receivable and liabilities by interest clause

Items		Current				Non-current				Accruing interest		Non-Accruinginterest
		Accruing interest		Non-accruing interest (*)	Total	Accruing interest		Non-accruing interest (*)	Total				Total
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	97	280	643	1,020	26	-	303	329	123	280	946	1,349
	Total	97	280	643	1,020	26	-	303	329	123	280	946	1,349
Liabilities	Trade and other payables	-	-	330	330	2	-	970	972	2	-	1,300	1,302
	Borrowings	8,327	1,758	174	10,259	4,127	10	4	4,141	12,454	1,768	178	14,400
	Salaries and social security liabilities	-	-	2	2	-	-	-	-	-	-	2	2
	Provisions	-	-	4	4	-	-	33	33	-	-	37	37
	Total	8,327	1,758	510	10,595	4,129	10	1,007	5,146	12,456	1,768	1,517	15,741

(*) Includes the balance as of 09.30.2018 of the interest payable corresponding to the loans.

21

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina

5. Related parties.

a.
Interest in related parties:
Name of the entity	% of ownership interest held by the Group
Direct Controlling interest of IRSA:
IRSA CP	86.22%
Ecommerce Latina S.A.	96.74%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	95.13%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	97.00%
Ritelco S.A.	100.00%
Tyrus S.A.	100.00%

b.
Related parties debit/credit balances. See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

6.
Loans to Directors.

See Note 21 to the Unaudited Condensed Interim Separate Financial Statements.

7.
Physical inventory.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.
Current values.

See Notes 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.
Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

22

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations and Section 12,
Chapter III, Title IV of the National Securities Commission Regulations
Statement of Financial Position as of September 30, 2018
(Stated in millions)
Free translation from the original prepared in Spanish for publication in Argentina
13.
Insurances.

Insured Assets.

Real Estate	Insured amounts (1)	Accounting values	Risk covered
Bouchard 551	2	139	All operational risk with additional coverage and minor risks
Libertador 498	4	1,572	All operational risk with additional coverage and minor risks
Santa María del Plata	0.053	9,291	All operational risk with additional coverage and minor risks
Abril Manor House	4	5	All operational risk with additional coverage and minor risks
Catalinas Norte Plot	2	1,600	All operational risk with additional coverage and minor risks
Subtotal	12	12,607
Single policy	15,000		Third party liability

(1)
The insured amounts are in US Dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.
Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.
Unpaid accumulated dividends on preferred shares.

None.

18.
Restrictions on distributions of profits.

According to Argentine law, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution N° 609/12, a special reserve was constituted which cannot be released to make distributions in cash or in kind. See Note 16 to the Consolidated Financial Statements at June 30, 2018.

IRSA NCN due 2019 and 2020 both contain certain customary covenants and restrictions, including, among others, limitations for the incurrence of additional indebtedness, restricted payments, disposal of assets, and entering into certain transactions with related companies. Restricted payments include restrictions on the payment of dividends.

Autonomous City of Buenos Aires, November 7, 2018.

23

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolivar 108 – 1° floor
Autonomous City Buenos Aires
Tax Code No. 30-52532274-9

Introduction

We have reviewed the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2018, and the unaudited condensed interim separate statements of income and other comprehensive income for the three-month period ended September 30, 2018, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period then ended and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the accounting framework established by the National Securities Commission (CNV). As indicated in Note 2.1 to the accompanying financial statements, such accounting framework is based in the application of International Financial Reporting Standards (IFRS) and, in particular, of International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Those standards have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), and were used for the preparation of these unaudited condensed interim separate financial statements, with the only exception of the application of International Accounting Standard No 29 (IAS 29), which was excluded by the accounting framework of the CNV.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE, without modification as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statements of financial position, the separate statements of income and other comprehensive income and the separate statement of cash flows of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the accounting framework established by CNV.

Emphasis of Matter

Difference between the accounting framework of CNV and IFRS

Without qualifying our conclusion, we draw attention to Note 2.1 to the accompanying unaudited condensed interim separate financial statements, which qualitatively describes the difference between the accounting framework established by the CNV and IFRS, considering that the application of IAS 29 was excluded by CNV from its accounting framework.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA Inversiones y Representaciones Sociedad Anónima that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at September 30, 2018, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentina Integrated Pension System which arises from accounting records amounted to Ps. 88,709.28, which was not claimable at that date.

Autonomous City of Buenos Aires, November 7, 2018.

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Roberto Daniel Murmis Public Accountant (UBA) C.P.C.E.C.A.B.A. T° 113 F° 195

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results
In Ps. Million	IQ 19	IQ 18	YoY Var
Revenues	10,827	7,029	54.0%
Net gain from fair value adjustment of investment properties	16,012	3,360	376.5%
Profit from operations	17,916	4,800	273.3%
Depreciation and amortization	1,144	863	32.6%
EBITDA	19,060	5,663	236.6%
Adjusted EBITDA	3,048	2,327	31.0%
Profit for the period	11,084	74	14,878.4%
Attributable to equity holders of the parent	9,401	553	1,600.0%
Attributable to non-controlling interest	1,683	-479	-
*EBITDA: Net gain from fair value adjustment on investment properties plus disposal of investment properties.

Consolidated revenues from sales, rentals and services increased by 54.0% in the first quarter of fiscal year 2019 compared to the same period in 2018, while adjusted EBITDA, which excludes the effect of net unrealized gain from fair value adjustment of investment properties reached ARS 3,048 million, 31.0% higher than the same period in FY 2018.

The net result showed a profit of ARS 11,084 million for the first quarter of fiscal year 2019, as a result of a higher net gain from fair value adjustment of our investment properties in the operations center in Argentina and and the effect of the improvement in the market value of our investment in CLAL in the operations center in Israel.

Argentina Business Center

II. Shopping Malls (through our subsidiary IRSA Propiedades Comerciales S.A.)

Shopping malls operated by us comprise 345,929 square meters of GLA, increasing by approximately 2,000 sqm mainly due to the opening of the cinema theatres in Alto Comahue shopping. Total tenant sales in our shopping malls, as reported by retailers, were ARS 12,133 million for the first quarter of FY 2019, which implies an increase of 24.1% when compared to the same perior in FY 2018.

The occupancy rate stood at very high levels, reaching 98.7%.

Shopping Malls’ Financial Indicators

(in ARS million)	IQ 19	IQ 18	YoY Var
Revenues from sales, leases and services	1,039	850	22.2%
Net gain from fair value adjustment on investment properties	3,694	2,044	80.7%
Profit from operations	4,398	2,685	63.8%
Depreciation and amortization	11	6	88.0%
EBITDA	4,409	2,691	63.9%
Adjusted EBITDA	715	647	10.6%

Average Exchange rate (ARS)	32.10	17.28	85.8%

Shopping Malls’ Operating Indicators
(in ARS million, except indicated)	IQ 19	IVQ 18	IIIQ 18	IIQ 18	IQ 18
Gross leasable area (sqm)	345,929	344,025	343,023	340,111	339,080
Tenants’ sales (3 month cumulative)	12,133.0	11,971.0	9,358.0	12,031.0	9,777.7
Occupancy	98.7%	98.5%	98.6%	99.1%	98.8%

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

Revenues from this segment grew 22.2% during the three-month period, while Adjusted EBITDA reached ARS 715 million (+10.6% compared to the same period of 2018) and EBITDA margin, excluding income from expenses and collective promotion funds, was 68.8%. This is because tenants’ sales and our revenues have grown below the inflation of the quarter, which has accelerated after the exchange rate depreciation, while costs, as well as administrative and selling expenses, grew in line with inflation.

Operating data of our Shopping Malls

	Date of opening	Location	Gross Leasable Area sqm (1)	Stores	Occupancy Rate (2)	IRSA CP’s Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	18,636	137	99.5%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	36,796	171	99.5%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	38,033	132	99.0%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	15,803	115	98.4%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,397	86	98.8%	100%
Buenos Aires Design	Nov-97	City of Buenos Aires	13,735	62	90.4%	53.70%
Dot Baires Shopping	May-09	City of Buenos Aires	49,407	157	100.0%	80%
Soleil	Jul-10	Province of Buenos Aires	15,211	80	99.8%	100%
Distrito Arcos (5)	Dec-14	City of Buenos Aires	14,169	68	100.0%	90.00%
Alto Noa Shopping	Mar-95	Salta	19,045	87	96.4%	100%
Alto Rosario Shopping(5)	Nov-04	Santa Fe	33,358	140	99.3%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	42,867	141	99.4%	100%
Córdoba Shopping	Dec-06	Córdoba	15,276	105	99.1%	100%
La Ribera Shopping	Aug-11	Santa Fe	10,530	68	96.6%	50%
Alto Comahue (6)	Mar-15	Neuquén	11,666	100	97.0%	99.10%
Patio Olmos(7)	Sep-15	Córdoba
Total			345,929	1,649	98.7%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).
(5) Opening December 18, 2014.
(6) Opening March 17, 2015.
(7) IRSA CP owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

Cumulative tenants’ sales as of September 30

(per Shopping Mall, in ARS. million)	IQ 19	IQ 18	YoY Var
Alto Palermo	1,450.9	1,129.9	28.4%
Abasto Shopping	1,644.3	1,317.4	24.8%
Alto Avellaneda	1,452.9	1,215.4	19.5%
Alcorta Shopping	799.3	602.8	32.6%
Patio Bullrich	483.6	335.6	44.1%
Buenos Aires Design	179.8	170.3	5.6%
Dot Baires Shopping	1,254.5	1,019.1	23.1%
Soleil	629.3	531.2	18.5%
Distrito Arcos	566.9	439.7	28.9%
Alto Noa Shopping	534.3	445.2	20.0%
Alto Rosario Shopping	1,170.1	918.5	27.4%
Mendoza Plaza Shopping	946.8	796.5	18.9%
Córdoba Shopping	379.1	321.6	17.9%
La Ribera Shopping(1)	280.0	246.0	13.8%
Alto Comahue	361.6	288.5	25.3%
Total	12,133.4	9,777.7	24.1%
(1) Through our joint venture Nuevo Puerto Santa Fe S.A.

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

Cumulative tenants’ sales as of September 30

(per Type of Business, in ARS. million)	IQ 19	IQ 18	YoY Var
Anchor Store	644.1	540.7	19.1%
Clothes and Footwear	6,424.2	4,985.5	28.9%
Entertainment	478.2	415.7	15.0%
Home	325.0	277.5	17.1%
Restaurant	1,472.1	1,203.6	22.3%
Miscellaneous	1,514.1	1,106.5	36.8%
Services	165.4	112.1	47.5%
Electronic appliances	1,110.3	1,136.1	-2.3%
Total	12,133.4	9,777.7	24.1%

Detailed Revenues as of September 30

(in ARS million)	IQ 19	IQ 18	Var a/a
Base Rent(1)	585.7	470.3	24.5%
Percentage Rent	218.8	170.9	28.0%
Total Rent	804.5	641.2	25.5%
Revenues from non-traditional advertising	26.0	16.8	54.8%
Admission rights	94.7	73.3	29.2%
Fees	14.3	13.6	5.1%
Parking	70.7	60.0	17.8%
Commissions	22.1	42.0	-47.4%
Others	6.3	2.6	142.3%
Revenues before Expenses and CPF	1,038.7	849.6	22.3%
Expenses and Collective Promotion Fund	430.2	383.1	12.3%
Total(2)	1,468.9	1,232.7	19.2%
(1)
Includes Revenues from stands for ARS 72.3 million cum Sep, 2018.
(2)
Does not include Patio Olmos.

III. Offices

The A+ office market in the City of Buenos Aires remains robust even after the period of highest exchange volatility in recent years. The price of Premium commercial spaces stood at USD 5,000 per square meter while rental prices increased slightly as compared to the previous year, averaging USD 32 per square meter for the A+ segment, and vacancy increased lightly to 4.44% as of September 2018.

As concerns the A+ office market in the Northern Area of Buenos Aires, we have noted a significant improvement in the price of units during the last 10 years, and we believe in its potential during the next years. Rental prices have remained at USD 27 per square meter.

Sale and Rental Prices of A+ Offices – City of Buenos Aires
Source: LJ Ramos

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

Sale and Rental Prices of A+ Offices – Northern Area
Source: LJ Ramos

Gross leasable area was 83,213 sqm as of the first three-month period of fiscal year 2019, lower than the one recorded in the same period of the previous fiscal year, mainly due to the sale of one floor of approximately 900 sqm of Intercontinental Plaza building.

Portfolio average occupancy diminished at 93.4% regarding the same period of previous fiscal year, mainly due to the takeover of the total sqm in Philips Building in January 2018, which had a 69,8% occupancy during the quarter. Nevertheless, it has increased compared to the last quarter due to the occupation of one floor of BankBoston Tower. The average rental price slightly decreased to USD 25.7 per sqm.

(In millions of ARS)	IQ 19	IQ 18	YoY Var
Revenues from sales, leases and services	212	121	75.2%
Net gain from fair value adjustment on investment properties	8,486	270	3,043.0%
Profit from operations	8,642	353	2,348.2%
Depreciation and amortization	2	-	100.0%
EBITDA	8,644	353	2,348.7%
Adjusted EBITDA	158	83	90.4%

	IQ 19	IVQ 18	IIIQ 18	IIQ 18	IQ 18
Gross leasable area	83,213	83,213	84,982	85,378	85,378
Occupancy	93.4%	92.3%	91.1%	93.2%	96.2%
Rent (ARS./sqm)	1,061	755	541	505	464
Rent (USD/sqm)	25.7	26.1	26.9	26.9	26.8

During the first quarter of fiscal year 2019, revenues from offices increased 75.2% as compared to the same period of fiscal year 2018, mainly driven by the effect of the exchange rate depreciation in Argentina in our contracts denominated in dollars. Adjusted EBITDA from this segment grew 90.4% during the first quarter of 2019 compared to the same period of the previous year.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

Below is information on our Office segment and other rental properties as of September 30, 2018.

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy (2)	IRSA’s Effective Interest

Offices
Edificio República (3)	04/28/08	19,885	98.4%	100%
Torre Bankboston (3)	08/27/07	14,873	91.6%	100%
Intercontinental Plaza (3)	11/18/97	2,979	100.0%	100%
Bouchard 710 (3)	06/01/05	15,014	100.0%	100%
Suipacha 652/64 (3)	11/22/91	11,465	86.2%	100%
Dot Building (3)	11/28/06	11,242	100.0%	80.0%
Philips Building (3)	06/05/17	7,755	69.8%	100%
Subtotal Offices		83,213	93.4%	N/A

Other Properties
Santa María del Plata	10/17/97	116,100	91.4%	100%
Nobleza Piccardo (4)	05/31/11	109,610	78.0%	50.0%
Other Properties (5)	N/A	12,928	39.2%	N/A
Subtotal Other Properties		238,638	82.6%	N/A

Total Offices and Others		321,851	85.4%	N/A
(1) Corresponds to the total leasable surface area of each property as of September 30, 2018. Excludes common areas and parking spaces.
(2) Calculated by dividing occupied square meters by leasable area as of September 30, 2018.
(3) Through IRSA CP.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Ferro, Dot Adjoining Plot, Anchorena 665, Anchorena 545 (Chanta IV) and Intercontinental plot of land.

IV. Sales and Developments

(In millions of ARS)	IQ 19	IQ 18	Var a/a
Revenues from sales, leases and services	25	34	-26.5%
Net gain from fair value adjustment of investment properties	4,318	197	2,091.9%
Profit from operations	4,280	179	2,291.1%
EBITDA	4,280	179	2,291.1%
Adjusted EBITDA	-38	241	-

Income from Sales and Developments segment decreased 26.5% in the first quarter of fiscal year 2019 compared to 2018. Adjusted EBITDA was ARS -38 million compared to ARS 241 million during previous year, because during the three-month period of fiscal year 2018 higher sales of investment properties were registered (Maipú 1300 and BAICOM plot).

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

V. CAPEX

	Developments
	Shopping Malls: Expansions			Offices: New
	Alto Palermo	Alto Rosario	Mendoza Plaza(Sodimac & Falabella)	Polo Dot(1st stage)	Catalinas(2)

Start of works	FY2019	FY2018	FY2018	FY2017	FY2017
Estimated opening date	FY2020	FY2019	FY2019/20	FY2019	FY2020
GLA (sqm)	3,900	2.000	12,800	32,000	16,000
% held by IRSA Propiedades Comerciales	100%	100%	100%	80%	45%
Investment amount (in millions)	USD 28	USD 3.0	USD 13.7	~ARS 1,000	~ARS 720
Work progress (%)	0%	0%	0% - 90%(1)	91%	22%
Estimated stabilized EBITDA (USD million)	USD 4,5	USD 0.4	USD 1.3	USD 8-10	USD 6-8
(1)
Falabella’s work progress.
(2)
Does not include the purchase made by IRCP after the end of the period.

Shopping Mall Expansions

During fiscal year 2019, we expect to add approximately 15,000 sqm from malls’ expansions currently in progress. We recently opened 6 movie theatres of 2,200 sqm in Alto Comahue, and we will soon add an approximately 12,800 sqm Sodimac store in Mendoza Plaza Shopping while expanding its Falabella store and will incorporate 2,000 sqm of expansion in Alto Rosario, where we have recently opened a big Zara store.

In September 2018, we launched the works of expansion for Alto Palermo shopping mall, which has the highest sales per square meter in our portfolio, that will add a gross leasable area of approximately 4,000 square meters and will consist in moving the food court to a third level by using the area of an adjacent building acquired in 2015.

First Stage of Polo Dot

The project called “Polo Dot”, located in the commercial complex adjacent to our shopping mall Dot Baires, has experienced significant growth since our first investments in the area. The total project will consist in 4 office buildings (one of them could include a hotel) in land reserves owned by the Company and the expansion of the shopping mall by approximately 15,000 square meters of GLA. At a first stage, we are developing an 11-floor office building with an area of approximately 32,000 square meters on an existing building, in respect of which we have already executed lease agreements for the total surface. The total estimated investment amounts to ARS 1,000 million and as of September 30, 2018, the degree of progress was 91%.

Catalinas building

The building to be constructed will have 35,000 sqm of GLA consisting of 30 office floors and 316 parking spaces, and will be located in the “Catalinas” area in the City of Buenos Aires, one of the most sought-after spots for Premium office development in Argentina. As of September 30,2018, the Company owned 16,000 square meters consisting of 14 floors and 142 parking spaces in the building under construction The total estimated investment under IRSA Propiedades Comerciales as of September 30, 2018 amounts to ARS 720 million and, work progress was 22%.

On November 1, 2018, after the end of the period, the Board of Directors approved the sale of 14,213 GLA sqm of the Catalinas building from the subsidiary company (IRSA Propiedades Comerciales). The price of the transaction was established at a fixed amount of approximately USD 60.3 million equivalent to USD 4,200 / sqm.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

VI. Hotels

In the first quarter of fiscal year 2018, the Hotels segment recorded an increase in revenues of 64.5% mainly due to the positive impact of the depreciation of the exchange rate in Argentina in dollarized rates, partially offset by a lower portfolio occupancy. The segment’s EBITDA reached ARS 88 million during the period under review.

Hotels (in millions of ARS)	IQ 19	IQ 18	YoY Var
Revenues	352	214	64.5%
Profit / (loss) from operations	84	-2	-
Depreciation and amortization	4	4	-
EBITDA	88	2	4,300.0%

	IQ 19	IVQ 18	IIIQ 18	IIQ 18	IQ 18
Average Occupancy	64.5%	70.1%	71.9%	71.5%	68.4%
Average Rate per Room (ARS/night)	6.151	3,682	3,625	3,420	3,290
Average Rate per Room (USD/night)	189	191	198	195	190

The following is information on our hotels segment as of September 30, 2018:
Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy(1)	Average Price per Room Ps. (2)

Intercontinental (3)	11/01/1997	76.34%	309	69.2%	4,520
Sheraton Libertador (4)	03/01/1998	80.00%	200	69.6%	4,712
Llao Llao (5)	06/01/1997	50.00%	205	52.4%	11,257
Total	-	-	714	64.5%	6,151
(1)
Accumulated average in the three-month period.
(2)
Accumulated average in the three-month period.
(3)
Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4)
Through Hoteles Argentinos S.A.
(5)
Through Llao Llao Resorts S.A.

VII. International

Lipstick Building, New York, United States

The Lipstick Building is a landmark building in the City of New York, located at Third Avenue and 53th Street in Midtown Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Building, among other renowned works) and it is named after its elliptical shape and red façade. Its gross leasable area is approximately 58,000 sqm and consists of 34 floors.

As of September 30, 2018, the building’s occupancy rate was 96.9%, thus generating an average rent of USD 77.1 per sqm.

Lipstick	Sep-18	Sep-17	YoY Var
Gross Leasable Area (sqm)	58,092	58,094	-
Occupancy	96.9%	95.2%	1.7 p.p.
Rental price (USD/sqm)	77.1	69.2	11.4%

Investment in Condor Hospitality Inc.

We maintain our investment in the Condor Hospitality Trust Hotel REIT (NYSE: CDOR) mainly through our subsidiary Real Estate Investment Group VII L.P. (“REIG VII”), in which we hold a 100% interest. Condor is a REIT listed in NYSE focused on medium-class hotels located in various states of the United States of America, managed by various operators and franchises.

Condor's investment strategy is to build a branded premium, select service hotels portfolio within the top 100 Metropolitan Statistical Areas ("MSA") with a particular focus on the range of MSA 20 to 60. Since the beginning of the reconversion of the hotel portfolio in 2015, Condor has acquired 14 high quality select service hotels in its target markets for a total purchase price of approximately $ 277 million. In addition, during this time, he has sold 53 legacy assets for a total value of approximately $ 161 million.

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

As of September 30, 2018, the Group held 2,245,100 common shares of Condor’s capital stock, accounting for approximately 18.9% of that company’s capital stock and votes. The Group also held 325,752 Series E preferred shares, and a promissory note convertible into 64,964 common shares (at a price of USD 10.4 each).

VIII. Corporate

(in millions of ARS)	IVQ 18	IVQ 17	YoY Var
Revenues	-	-	-
Loss from operations	-40	-28	42.9%
Depreciation and amortization	-	-	-
EBITDA	-40	-28	42.9%

IX. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”) through IRSA

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.91% as of September 30, 2018. During the three-month period of 2019, the investment in Banco Hipotecario generated an income of ARS 160 million vs ARS 371 million on the three-month period of 2018. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

Operations Center in Israel

X. Investment in IDB Development Corporation and Discount Investment Corporation (“DIC”)

As of September 30, 2018, IRSA’s indirect equity interest in IDB Development Corp. was 100% of its stock capital and in Discount Corporation Ltd. (“DIC”) was 77.92% of its stock capital.

Within this operations center, the Group operates the following segments:

●
The “Real Estate” segment mainly includes the assets and profit from operations derived from the business related to the subsidiary PBC. Through PBC, the Group operates rental and residential properties in Israel, United States and other locations in the world, and executes commercial projects in Las Vegas, United States of America.

●
The “Telecommunications” segment includes the assets and profit from operations derived from the business related to the subsidiary Cellcom. Cellcom is supplier of telecommunication services and its main businesses include the provision of cellular and fixed telephone, data and Internet services, among others.

●
The “Insurance” segment includes the investment in Clal. This company is one of the largest insurance groups in Israel, whose businesses mainly comprise pension and social security insurance and other insurance lines. As stated in Note 12, the Group does not hold a controlling interest in Clal; therefore, it is not consolidated on a line-by-line basis, but presented under a single line as a financial instrument at fair value, as required under IFRS for the current circumstances in which no control is exercised.

●
The “Others” segment includes the assets and profit from other miscellaneous businesses, such as technological developments, tourism, oil and gas assets, electronics, and other sundry activities.

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

Segment Results

Following is the comparative information by segments of our Operations Center in Israel for the period between Abril 1 and June 30, 2018.

Real Estate (Property & Building - PBC) - ARS MM	IQ 19	IQ 18	YoY Var
Revenues	2,332	997	133.9%
Net (loss) / gain from fair value adjustment of investment properties	-7	878	-
Profit from operations	1,125	1,538	-26.9%
Depreciation and amortization	7	9	-22.2%
EBITDA	1,132	1,547	-26.8%
Adjusted EBITDA	1,139	669	70.3%

Revenues and operating income of the Real Estate segment through the subsidiary Property & Building ("PBC") reached in the 3-month period ended September 30, 2018 an amount of ARS 2,332 million and ARS 1,125 million, respectively, and for the same period ended on September 30, 2017, reached ARS 997 million and ARS 1,538 million respectively. This is mainly due to an average depreciation of 49% of the Argentine peso against the Israeli shekel, an increase of approximately 25,000 sqm compared to September 2017 and an increase in the value of the rent.

Additionally, as explained in note 2.2. to the financial statements, the group adopted IFRS 15 in the current fiscal year, which allows it to recognize the sales of properties under development according to the degree of progress of the work. Said standard was not in effect for the comparative period and it has not been restated. With respect to the variation in operating income, in the three-month period ended September 30, 2018, the impact of the net loss from fair value adjustment of investment properties was ARS 7 million, while for the same period of the year. For the previous it was a gain of ARS 878 million, this is due to the fact that property valuations in Israel were advanced by May 2018, so they are included in the year ended June 30, 2018, while for the comparative period were not advanced yet, so the effect of these valuations was recorded in September 2017.

Telecommunications (Cellcom) ARS MM	IQ 19	IQ 18	YoY Var
Revenues	6,205	4,226	46.8%
(Loss) / Profit from operations	-131	172	-
Depreciation and amortization	1,107	830	33.4%
EBITDA	976	1,002	-2.6%

The Telecommunications segment carried out by "Cellcom" reached ARS 6,205 million of revenue and an operating loss of ARS 131 million in the 3-month period ended September 30, 2018. For the period ended September 30, 2017, revenues were ARS 4,226 million and operating loss was ARS 172 million. This is mainly due to an average depreciation of 49% of the Argentine peso against the Israeli shekel and to the constant erosion in revenues from mobile services, which was partially offset by an increase in revenues related to landlines, television and the internet. In addition, content costs for television and internet increased more than the revenues generated, as well as an increase in marketing expenses, in order to attract more customers. During the 3-month period ended September 30, 2017, Cellcom sold its interest in the subsidiary Rimon, for which it recorded a gain in "other operating results, net" of approximately ARS 140 million.

Others (other subsidiaries) ARS MM	IQ 19	IQ 18	YoY Var
Revenues	191	189	1.1%
Profit / (Loss) from operations	184	-10	-
Depreciation and amortization	12	13	-7.7%
EBITDA	196	2	9,700.0%

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

The "Others" segment reached revenues of ARS 191 million and an operating gain of ARS 184 million in the three-month period ended September 30, 2018. During the same period ended September 30, 2017, it reached revenues of ARS 189 million and an operating loss of ARS 10 million. This is mainly due to an average depreciation of 49% of the Argentine peso against the Israeli shekel, a decrease in Epsilon's revenues and the result of the sale of Cyber Secdo by Elron as of September 30, 2018, which generated an approximate gain of ARS 214 million

Corporate (DIC, IDBD and Dolphin) ARS MM	IQ 19	IQ 18	YoY Var
Revenues	-	-	-
Loss from operations	-117	-59	98.3%
Depreciation and amortization	-	-	-
EBITDA	-117	-59	98.3%

The "Corporate" segment reached in the three-month period ended September 30, 2018 an operating loss of ARS 117 million and for the same period ended September 30, 2017, an operating loss of ARS 59 million. This is mainly due to an average depreciation of 49% of the Argentine peso against the Israeli shekel and an increase in legal fees.

In relation to "Clal", the Group values its holding in said insurance company as a financial asset at market value. The valuation of Clal's shares as of September 30, 2018 raised to $ 23,666 million.

Following instructions imparted by Israel’s Capital Market, Insurance and Savings Commission to the Trustee regarding the guidelines for selling Clal’s shares, during fiscal year 2018 and during the three-months period ended September 30, 2018, IDBD sold an additional 20% of its equity interest in Clal by way of four swap transaction, pursuant to terms identical to those applied to the swap transaction made and reported to the market on May 3, 2017. Upon completion of these transactions, IDBD’s equity interest in Clal was reduced to 29.8% of its stock capital. In addition, IDBD is entitled to a potencial result, in the framework of swap transactions, which amounts to 25% of Clal's shares.

XI. EBITDA by segment (ARS millions)

Operations Center in Argentina

IQ FY 19	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	4,398	8,642	4,280	84	-9	-40	210	17,565
Depreciation and amortization	11	2	-	4	-	-	1	18
EBITDA	4,409	8,644	4,280	88	-9	-40	211	17,583

IQ FY 18	Shopping Malls	Offices	Sales and Developments	Hotels	International	Corporate	Others	Total
Profit / (loss) from operations	2,685	353	179	-2	-18	-28	13	3,182
Depreciation and amortization	6	-	-	4	-	-	-	10
EBITDA	2,691	353	179	2	-18	-28	13	3,192
EBITDA Var	63.8%	2,348.7%	2,291.1%	4,300.0%	-50.0%	42.9%	1,523.1%	450.8%

Operations Center in Israel

IQ FY 19	Real Estate	Tele-communications	Others	Corporate	Total
Profit / (loss) from operations	1,125	-131	184	-117	1,061
Depreciations and amortizations	7	1,107	12	-	1,126
EBITDA	1,132	976	196	-117	2,187
Net unrealized gain from fair value adjustment of investment properties	-7	-	-	-	-7
Adjusted EBITDA	1,139	976	196	-117	2,194

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

IQ FY 18	Real Estate	Tele-communications	Other	Corporate	Total
Profit / (loss) from operations	1,538	172	-10	-59	1,641
Depreciations and amortizations	9	830	13	-	852
EBITDA	1,547	1,002	2	-59	2,492
Net unrealized gain from fair value adjustment of investment properties	878	-	-	-	878
Adjusted EBITDA	669	1,002	2	-59	1,614
EBITDA Var	-26.8%	-2.6%	9,700.0%	98.3%	-12.2%
Adjusted EBITDA Var	70.3%	-2.6%	9,700.0%	98.3%	35.9%

XII. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	10,375	-12	467	-3	10,827
Costs	-6,045	7	-481	-	-6,519
Gross profit	4,330	-5	-14	-3	4,308
Net gain from fair value adjustment of investment properties	16,710	-698	-	-	16,012
General and administrative expenses	-1,247	2	-	4	-1,241
Selling expenses	-1,485	1	-	-	-1,484
Other operating results, net	318	4	-	-1	321
Profit from operations	18,626	-696	-14	-	17,916
Share of (loss) / profit of associates and joint ventures	-90	526	-	-	436
Profit before financial results and income tax	18,536	-170	-14	-	18,352
*Includes Puerto Retiro, CYRSA, Nuevo Puerto Santa Fe and Quality (San Martín plot).

XIII. Financial Debt and Other Indebtedness

Operations Center in Argentina

The following table contains a breakdown of our indebtedness as of September 30, 2018:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	32.8	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes.	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	9.3	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes	USD	184.5	7.00%	Sep-19
Other debt	USD	41.2	-	Feb-22
IRSA’s Total Debt		339.3
IRSA’s Cash + Cash Equivalents + Investments (2)	USD	1.7
IRSA’s Net Debt	USD	337.6
Bank overdrafts	ARS	0.3	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-23
IRCP NCN Class IV	USD	140.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		535.3
Cash & Cash Equivalents + Investments (3		270.5
Consolidated Net Debt		264.8
(1)
Principal amount in USD (million) at an exchange rate of Ps. 41.25 Ps./USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
“IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents and IRSA’s Investments in current and non-current financial assets.
(3)
“IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash and cash equivalents and Investments in Current Financial Assets and our holding in TGLT's convertible Notes.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

Operations Center in Israel

Financial debt as of June 30, 2018:

Indebtedness(1)	Total	Net
IDBD’s Total Debt	966	643
DIC’s Total Debt	973	684
(1) Principal amount in USD (million) at an exchange rate of 3.6573 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.

XIV. Material and Subsequent Events

Operations Center in Argentina

October 2018: General Ordinary and Extraordinary Shareholders’ Meeting

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018, the following matters, inter alia, were resolved:

●
Distribution of a dividend in kind for ARS 1,412 million in shares of IRSA Propiedades Comerciales, subsidiary of IRSA.

●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2018 ended as of June 30, 2018.

●
Renewal of regular and alternate Directors due to expiration of their terms and appointment of new alternate director.

●
Renewal of the Global Note Program for up to USD 350 million.

November 2018: Payment of cash dividend

At the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018, it was approved the payment of a dividend in kind payable in shares of IRSA Propiedades Comerciales S.A. (IRSA PC), a subsidiary of the Company, for up to the amount of ARS 1,412,000,000, to be distributed among the shareholders of record date November 9, 2018.

The dividend in kind corresponds to a gross dividend of 0.0110911403208 IRSA Propiedades Comerciales S.A.’s shares per each IRSA Inversiones y Representaciones Sociedad Anónima’s share (0.110911403208 IRSA Propiedades Comerciales S.A.’s shares per IRSA Inversiones y Representaciones Sociedad Anónima’s GDS) and will be paid on November 12th, 2018 or the first business day after such date

Operations Center in Israel

July 2018: Increase in participation in DIC

On July 5, 2018 Tyrus acquired 2,062,000 shares of DIC in the market for NIS 20 million (equivalent to ARS 227 million at that date), equivalent to 1.35% of the outstanding shares of said company at that date. The Group's ownership increased from 76.57% to 77.92%.

August 2018: Possible sale of a subsidiary of IDB Tourism

IDB Tourism's Board of Directors, on August 14, 2018, approved the agreement to sell 50% of a subsidiary of IDBT which manages tourism operations for ISRAIR for a total of NIS 26 million (approximately ARS 295 million as of the date of the present financial statements). The transaction has an estimated closing date for November 30, 2018. This transaction does not modify the intent to sell IDBT as a whole, which is expected to be completed prior to June 2019.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

August 2018: Clal shares sale

On August 30, 2018 continuing with the instructions given by the Capital Markets, Insurance and Savings Commission of Israel, IDBD has sold 5% of its shareholding in Clal through a swap transaction, according to the same principles that applied to swap transactions that were made and reported to the market in the preceding months of May and August of 2017; and January and May 2018 in Note 4 to the annual financial statements. The consideration for the transaction amounted to an approximate amount of NIS 173 million (equivalent to approximately ARS 1,766 million as of the date of the transaction). After completing the aforementioned transaction, the IDBD holding in Clal was reduced to 29.8% of its share capital

August 2018: Land sale agreement in the US

In August 2018, a subsidiary of IDBG signed an agreement for the sale of land adjacent to the Tivoli project in Las Vegas for a value of USD 18 million (approximately ARS 739 million as of the date of these financial statements).

XV. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	09.30.2018	09.30.2017
Non-current assets	330,248	167,145
Current assets	158,615	72,209
Total assets	488,863	239,354
Capital and reserves attributable to the equity holders of the parent	50,716	26,107
Non-controlling interest	52,274	20,799
Total shareholders’ equity	102,990	46,906
Non-current liabilities	305,010	148,410
Current liabilities	80,863	44,038
Total liabilities	385,873	192,448
Total liabilities and shareholders’ equity	488,863	239,354

XVI. Summarized Comparative Consolidated Income Statement

(in ARS million)	09.30.2018	09.30.2017
Profit from operations	17,916	4,800
Share of profit of associates and joint ventures	436	393
Profit from operations before financing and taxation	18,352	5,193
Financial income	1,698	273
Financial cost	-14,146	-4,888
Other financial results	7,058	297
Financial results, net	-5,390	-4,318
Profit before income tax	12,962	875
Income tax	-1,832	-1,152
Profit / (loss) for the period from continued operations	11,130	-277
(Loss) / Profit from discontinued operations after taxes	-46	351
Profit for the period	11,084	74
Other comprehensive income / (loss) for the period	17,867	-451
Total comprehensive income / (loss) for the period	28,951	-377

Attributable to:
Equity holders of the parent	13,357	272
Non-controlling interest	15,594	-649

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

XVII. Summary Comparative Consolidated Cash Flow

(in ARS million)	09.30.2018	09.30.2017
Net cash generated from operating activities	3,434	2,638
Net cash generated from / (used in) investing activities	1,078	-5,528
Net cash generated from financing activities	10,080	4,012
Net increase in cash and cash equivalents	14,592	1,122
Cash and cash equivalents at beginning of year	37,317	24,854
Cash and cash equivalents reclassified to held for sale	-184	4
Foreign exchange gain on cash and changes in fair value of cash equivalents	19,063	52
Cash and cash equivalents at period-end	70,788	26,032

XVIII.
Comparative Ratios

(in ARS million)	09.30.2018		09.30.2017
Liquidity
CURRENT ASSETS	158,615	1.96	72,209	1.64
CURRENT LIABILITIES	80,863		44,038
Indebtedness
TOTAL LIABILITIES	385,873	7.61	192,448	7.37
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	50,716		26,107
Solvency
SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	50,716	0.13	26,107	0.14
TOTAL LIABILITIES	385,873		192,448
Capital Assets
NON-CURRENT ASSETS	330,248	0.68	167,145	0.70
TOTAL ASSETS	488,863		239,354

XIX.
EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net unrealized gains from fair value adjustment of investment properties.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

For the three-month period ended September 30 (in ARS million)
	2018	2017
Profit for the period	11,084	74
Profit /(loss) from discontinued operations	46	-351
Interest income	-239	-151
Interest expense	3,261	4,121
Income tax	1,832	1,152
Depreciation and amortization	1,144	863
EBITDA (unaudited)	17,128	5,708
Unrealized net gain from fair value adjustment of investment properties	-16,012	-3,336
Share of profit of associates and joint ventures	-436	-393
Dividends earned	-35	-24
Foreign exchange differences net	9,346	531
(Gain) / loss from derivative financial instruments	-245	2
Fair value gains of financial assets and liabilities at fair value through profit or loss	-6,813	-299
Other financial costs	115	138
Adjusted EBITDA (unaudited)	3,048	2,327
Adjusted EBITDA Margin (unaudited)(1)	28.15%	33.11%
(1) Adjusted EBITDA margin is calculated as Adjusted EBITDA, divided by revenue from sales, rents and services.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of September 30, 2018

XX. Brief comment on future prospects for the Fiscal Year

Our business in the operations centers in Argentina and Israel have posted sound results for fiscal year 2018. We believe that the diversification of our business, with real estate assets in Argentina and abroad, favorably positions us to face all the challenges and opportunities that may arise in the coming years.

As concerns our operations center in Argentina, our subsidiary IRSA Propiedades Comerciales S.A. has shown a deceleration in consumption in its shopping centers as a result of the decline in the economic activity in recent months. Conversely, the office business has grown at the rate of peso depreciation since its contracts are denominated in dollars.

Regarding investments, during the current year, IRSA CP plans to incorporate approximately 15,000 m2 of the expansion works in progress in some of its shopping centers. It will also put into operation the "Polo Dot" office building, of 32,000 m2 of ABL, located in the commercial complex boundary to Dot Baires shopping, which is already rented in its entirety to high-level tenants as the e-commerce company "Mercado Libre" and retail company "Falabella". Likewise, it has launched the expansion project of Alto Palermo Shopping, the most profitable shopping center in the portfolio, on the land adjacent to its property.

Additionally, IRSA CP will continue with the development of 35,468 m2 of ABL of the "Catalinas" building located in one of the most premium areas for the offices’ development in Argentina.

In addition to the projects in progress, the company has a large reserve of lands for future developments of shopping centers and offices in Argentina in a context of a high potential industry. We hope to have the economic, financial and governmental conditions to be able to execute our growth plan.

In relation to the investment in the Israeli IDBD and DIC companies, we are very satisfied with the results obtained during the 2018 financial year. We will keep working in 2019 to continue reducing the company's debt levels, sell the non-strategic assets of the portfolio and improve the operating margins of each of the operating subsidiaries. Likewise, we will work on the fulfillment of the second stage of requirement of the Concentration Law, which requires eliminating one more of public company level before December 2019.

Taking into account the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level and its franchise for accessing the capital markets, we remain confident that we will continue consolidating the best real estate portfolio in Argentina and Israel. Moreover, in line with our continuous pursuit of business opportunities and having in mind the general and specific conditions of the national and international markets, we keep evaluating different actions to optimize our capital structure.

Eduardo S. Elsztain

Chairman
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